Diamond Offshore 2003 Annual Report



Financial Highlights

(Dollars in millions)	2003	2002	2001
Revenue	$ 681	$ 753	$ 924
Depreciation and Amortization	176	177	170
Operating Expenses	719	701	699
Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)	138	229	395
Net Income	(48)	63	174
Capital Expenditures	273	340	269
Cash and Investments	$ 610	$ 810	$ 1,147
Drilling and Other Property and Equipment, Net	2,258	2,165	2,003
Total Assets	3,135	3,256	3,503
Long-term Debt	928	924	921
Shareholders' Equity	1,680	1,808	1,853
Number of Offshore Rigs	45	47	45

About the Company

Diamond Offshore Drilling, Inc. provides contract drilling services to the energy industry around the globe and is a leader in deepwater drilling.

The Company owns and operates one of the world's largest fleets of offshore drilling rigs, consisting of 30 semisubmersibles, 14 jack-up units and one drillship.

Diamond Offshore's headquarters are in Houston, Texas. Regional offices are in Louisiana, Mexico, Australia, Brazil, Indonesia, Scotland, Vietnam, Singapore, the Netherlands, and Norway. Approximately 3,600 people work for the Company on board our rigs and in our offices.

Diamond Offshore's common stock is listed on the New York Stock Exchange under the symbol "DO."

Table of Contents

About the Cover

The *Ocean Confidence*, one of our nine deepwater semisubmersible rigs, is pictured working on location in the Gulf of Mexico during 2003.

Letter to Shareholders



James S. Tisch



Lawrence R. Dickerson

It is no small achievement that, in a year generally characterized by weak demand and falling dayrates, Diamond Offshore's quarterly results improved in each period, ending with a gain in the fourth quarter. Beginning the year with a $21 million quarterly loss, we took proactive steps to improve our financial performance by aggressively seeking new markets, optimizing rig configurations and reducing costs. These actions not only yielded a fourth-quarter profit of $1 million, but also set the stage for continued improvement in 2004.

Much of our improved operating performance was a direct result of the Company's successful effort to target new revenue-enhancing markets. Perhaps the most noteworthy success in this regard came in Mexico, where we placed four rigs. These units each began four year contracts in mid-2003, providing earnings for rigs that might otherwise have been idle if left in the U.S. Gulf of Mexico. Moving units from the over-supplied northern Gulf of Mexico has also helped our utilization and the dayrates we receive on our mid-water fleet that remains in the U.S. Gulf.

Diamond Offshore also found new markets for mid-water equipment in South Africa and Vietnam this past year, and we have recently moved a jack-up unit from the Far East to the Pacific Coast of South America.

Importantly, the Company secured 700-day contract extensions for two semisubmersible rigs and one drillship in Brazil. The drillship *Ocean Clipper* renewed its contract at the same dayrate. And although contracts for the mid-water rigs were rolled over at lower dayrates representative of the current market, the units still command rates above Gulf of Mexico equivalents.

The North Sea remained weak, as oil companies reduced activity in response to high costs and tax changes within the United Kingdom. Nevertheless, our semisubmersible units operating in this sector earned contract renewals from customers pleased with our performance. The North Sea is now showing some signs of improving, and in the beginning of 2004, the recently purchased *Ocean Vanguard* received a commitment that will result in 100 percent utilization of our rigs in the sector.

The Gulf of Mexico jack-up market has already improved, representing the one segment of our fleet that enjoyed increasing dayrates in 2003 and was able to aid our results for the later part of the year. Dayrates for the Company's jack-up rigs were up almost 30 percent from the beginning of 2003, and averaged $30,000 by year-end as drilling interest began to respond both to historically high natural gas prices and to a tight supply of higher-end rigs.

In terms of optimization, our most recent Victory-class upgrade, the *Ocean Rover*, was completed on time and under budget and began work in mid-2003. This 5th generation unit is deployed off the island of Borneo and is delineating a significant discovery for our customer. The *Rover's* previously upgraded sister rig, the *Ocean Baroness*, augments our capacity to supply high specifications units to the demanding Southeast Asia market.

The Company also completed a six-unit jack-up modernization program in 2003 that included the transformation of two 350-ft. independent slot (IS) units into cantilevered rigs. The upgraded rigs have commanded dayrates that currently exceed those paid for most 350-ft. IS units by $15,000 per day. Together with aggressive reductions in overhead and rig expenditures, these improvements have helped offset the weaker North Sea and deepwater Gulf of Mexico floater markets.

Our Investments Despite the losses we recorded in 2003, our operating cash flows amounted to $145 million for the year and our cash flow generating capacity remains strong. This cash served the Company well as we took advantage of several opportunities to deploy our capital to create shareholder value. In March, we completed the $65 million purchase of the *Ocean Patriot*, a 3rd generation semi-submersible currently working in South Africa. This was among the lowest transaction prices seen for equivalent rigs in many years. In addition, we invested a total of almost $200 million to complete the upgrade of the *Ocean Rover* to 5th generation capability, to upgrade six jack-up rigs as noted previously, and for general maintenance. This modernization program has significantly enhanced the earning power of our fleet and is expected to continue to pay dividends in the future regardless of market conditions. Because our modernization program is complete, and our fleet condition is such that we can reduce maintenance expenditures, our 2004 total capital expenditure budget is projected to be $81 million, representing a substantial reduction.

At year-end, our cash balances had declined to $610 million from $810 million in 2002, but the Company's financial strength remained exceptional. With the planned reductions in capital expenditures, we anticipate growing our 2004 cash balance even if the market remains at present levels. And we expect to have ample resources to take advantage of future investment opportunities.

Additionally, in the fourth quarter of 2003, we repurchased 1,014,000 shares of our stock at an average price of $17.96 per share. Since Diamond Offshore began repurchasing shares in 1998, we have retired over 10 million shares, or 7.4 percent of the outstanding issuance. This is the drilling industry's largest share repurchase effort.

Outlook Of course, sustained profitability requires market support, and declining production in existing fields provides the best stimulus for future drilling. Certainly this reserve depletion has prompted Mexico to accelerate the development of its offshore oil and gas basins, and a similar production decline is also driving a resurgence of the US Gulf of Mexico jack-up market.

We believe that high prices for oil and natural gas are another positive market signal that is directly related to declining production and accelerating product demand. Our customers will respond at some point with additional drilling requirements. We expect that this demand will arise primarily in the natural gas markets served by jack-ups and in the deeper waters served by our floater fleet. An increase in requests for drilling permits domestically and an acceleration of tender offers internationally encourage us about the prospects for a resurgence of drilling activity. In addition to our traditional markets, increased activity off West Africa and in the North Sea appears likely.

Because we work in a volatile and highly cyclical market, it is important that we continue to operate our Company on a set of principals that will position Diamond Offshore to achieve success in good times and to seize opportunities in weak markets. Historically, we have an excellent track record as a conservative yet opportunistic player.

Additional rig acquisition opportunities may arise in the future. However, we generally look for more depressed markets than we are currently experiencing before seeking to purchase rigs. While our recent modernization program is complete, two Victory-class hulls remain as potential upgrade candidates in our fleet. Victory-class units have formed the backbone of Diamond Offshore's deepwater upgrade program and offer significant advantages in terms of cost and construction time when compared with new builds. We believe that our customers, under certain circumstances, will demand new-build units to satisfy their needs, even in fully supplied markets. The cost and time advantages inherent in our *Baroness/Rover*-style 5th generation upgrades have the ability to meet these requirements.

In all, despite a declining offshore drilling market, Diamond Offshore had a productive 2003. We managed to balance a prudent strategy aimed at returning the Company to profitability with a focused effort to position ourselves for future growth and enhancing shareholder value. We realize that our achievements are the direct result of the hard work of all of our employees and would like to take this opportunity to thank them for their dedication and professionalism. A debt of gratitude is also owed to our shareholders for their commitment to Diamond Offshore and to our Board of Directors for their guidance. We remain dedicated to our goal of building value for all of our stakeholders.

Sincerely,

James S. Tisch
Chairman of the Board and
Chief Executive Officer

Lawrence R. Dickerson
President and Chief
Operating Officer

March 2004

Fleet List As of March 17, 2003









Type and Name	Water Depth Rating (ft.)	Description	Current Location
HIGH SPECIFICATION FLOATERS			
Semisubmersibles (9):			
Ocean Confidence	7,500	Dynamically Positioned	GOM - U.S.
Ocean Baroness	7,000		Indonesia
Ocean Rover	7,000		Malaysia
Ocean America	5,500		GOM - U.S.
Ocean Valiant	5,500		GOM - U.S.
Ocean Victory	5,500		GOM - U.S.
Ocean Star	5,500		GOM - U.S.
Ocean Alliance	5,000	Dynamically Positioned	Brazil
Ocean Quest	4,000		GOM - U.S.
Drillship (1):			
Ocean Clipper	8,000	Dynamically Positioned	Brazil
OTHER SEMISUBMERSIBLES (21):			
Ocean Winner	4,000		Brazil
Ocean Worker	3,500		Mexico
Ocean Yatzy	3,300	Dynamically Positioned	Brazil
Ocean Voyager	3,300		GOM - U.S.
Ocean Yorktown	2,850		Mexico
Ocean Concord	2,300		GOM - U.S.
Ocean Lexington	2,300		GOM - U.S.
Ocean Saratoga	2,300		GOM - U.S.
Ocean Endeavor	2,000		GOM - U.S.
Ocean Epoch	2,000		Australia
Ocean General	2,000		Vietnam
Ocean Bounty	1,500		Australia
Ocean Guardian	1,500		North Sea
Ocean New Era	1,500		GOM - U.S.
Ocean Princess	1,500		North Sea
Ocean Whittington	1,500		Mexico
Ocean Vanguard	1,500		North Sea
Ocean Patriot	3,000		S. Africa
Ocean Nomad	1,200		W. Africa
Ocean Ambassador	1,100		Mexico
Ocean Liberator	600		South Africa
JACK-UPS (14):			
Ocean Titan	350	Independent Cantilever	GOM - U.S.
Ocean Tower	350	Independent Cantilever	GOM - U.S.
Ocean King	300	Independent Cantilever	GOM - U.S.
Ocean Nugget	300	Independent Cantilever	GOM - U.S.
Ocean Summit	300	Independent Cantilever	GOM - U.S.
Ocean Warwick	300	Independent Cantilever	GOM - U.S.
Ocean Heritage	300	Independent Cantilever	Ecuador
Ocean Spartan	300	Independent Cantilever	GOM - U.S.
Ocean Spur	300	Independent Cantilever	GOM - U.S.
Ocean Sovereign	300	Independent Cantilever	Indonesia
Ocean Champion	250	Mat-supported Slot	GOM - U.S.
Ocean Columbia	250	Independent Cantilever	GOM - U.S.
Ocean Crusader	200	Mat Cantilever	GOM - U.S.
Ocean Drake	200	Mat Cantilever	GOM - U.S.









Our fleet operates in waters offshore six of the world's seven continents and in three key water depth ranges: Deepwater floaters (over 3,500 ft.); mid-water semisubmersibles (under 3,500 ft.); and jack-ups (350 ft. and under). Demand and pricing for our rigs in each sector is impacted by multiple factors including commodity prices, political climate, prospect availability and equipment supply.

Deepwater Market

Gulf of Mexico The decline in deepwater drilling activity that began in 2002 extended throughout 2003. This reduction resulted in lower industry utilization, as well as lower utilization of our six deepwater semisubmersible units located in the Gulf of Mexico. Market dayrates were roughly half that of early 2002, averaging in the mid-$60,000 range, and rates dipped as low as $40,000 on job-specific occasions when deepwater units stepped down into mid-water markets to find work. The Company continues to believe, however, that opportunities in the deepwater Gulf of Mexico market will ultimately result in a high utilization of its fleet at improved dayrates. These opportunities are anticipated to come as companies move to replace declining oil and natural gas reserve positions resulting from rising product demand and recent exploration inactivity.

Brazil Brazil remains a strong market and an area of focus for Diamond Offshore. We are pleased to have continued our long-standing relationship with the Brazilian company, Petrobras, with the renewal of a long-term deepwater contract that expired during the year. The drillship *Ocean Clipper* received a new 700-day contract at dayrates comparable to its previous contract. The semisubmersible *Ocean Alliance* continues to work for Petrobras offshore Brazil under a term contract that extends until September 2004.

Southeast Asia Southeast Asia continues to be an attractive market for Diamond Offshore. The *Ocean Baroness*, an upgraded 5th-generation semisubmersible currently equipped to drill in up to 7,000 ft. of water, remained fully employed under a term contract. A sister unit, the *Ocean Rover*, completed its upgrade in mid-year on time and under budget and has been fully utilized since its deployment.

Mid-Water Semisubmersible Market

Gulf of Mexico Weakness in the deepwater segment of the Gulf also impacted mid-water utilization and dayrates, though Diamond Offshore was able to maintain excellent utilization of the five rigs the Company operates in this segment. As 2003 progressed, the market was bolstered by demand from Mexico, where the Company was able to obtain employment for four mid-water units under long-term contract. Two of these rigs, the *Ocean Ambassador*, and the *Ocean Worker* were mobilized out of the U.S. Gulf of Mexico to waters offshore the east coast of Mexico. There, the rigs are working at favorable rates under four-year contracts with the state-owned oil company, PEMEX. A third rig, the *Ocean Yorktown*, returned to the U.S. Gulf from Brazil in the third quarter at the end of its contract with Shell Oil. The *Yorktown* was subsequently awarded a four-year contract to work for PEMEX in the Bay of Campeche. As a result, Diamond Offshore was able to achieve nearly 100 percent utilization of its three remaining active Gulf of Mexico mid-water semisubmersible rigs at steady to improving dayrates in the second half of 2003. The additional migration of one or two industry units out of the U.S. Gulf to Mexico, or other locations, is possible in 2004 and should help overall utilization.

Brazil The Brazilian mid-water market continued to offer stable work for offshore drilling companies in 2003. Diamond Offshore currently operates two semisubmersibles in this market, the *Ocean Yatzy* and the

Fleet Locations

- Deepwater Semisubmersibles
- Drillship
- Other Semisubmersibles
- Jack-Ups


North Sea
Gulf of Mexico
Southeast Asia
West Africa
Equador
Brazil
Australia
South Africa

Ocean Winner. The units experienced 100 percent utilization during the past year and received new 700-day contracts with Petrobras at attractive rates. The *Winner* was upgraded to 4,000 ft. water depth capability in early 2004.

Southeast Asia and Australia Southeast Asia and Australia remained steady markets for Diamond Offshore, although three of Diamond Offshore's rigs located in the area were largely engaged on a well-to-well basis for most of 2003. Early in 2004, backlog began to develop for the *Ocean Bounty*, *Ocean Epoch* and *Ocean General*, with jobs extending through mid-year in Vietnam, Australia and New Zealand.

North Sea The North Sea was again a difficult market for mid-water floater rigs during 2003, with only 20 out of 37 units contracted at year-end, or a utilization rate of 54 percent. The North Sea region was impacted by the general decline in exploration spending, and the U.K. sector in particular was harmed by a negative change in tax laws during 2002. Nevertheless, Diamond Offshore kept its four rigs utilized until the second half of 2003, when both the *Ocean Nomad* and the *Ocean Vanguard* were ready-stacked. The *Ocean Guardian* and the *Ocean Princess* remain fully employed with prospects extending well into 2004. The *Nomad* was mobilized to West Africa in mid-January 2004 to begin a program lasting through mid-year, and the *Vanguard* is expected to return to work in the U.K. sector of the North Sea early in the second quarter of 2004. Enthusiastic participation in a lease sale in the U.K. sector of the North Sea in the second half of 2003, prospects for tax relief in the U.K. sector, a tightening market in Norway and expectations of increased exploration spending offer hope for this market in 2004.

Africa The *Ocean Whittington* moved from Africa in mid-year after winning a three-year contract with PEMEX offshore Mexico. The *Ocean Patriot*, purchased during the first quarter of 2003, remained fully utilized for most of year off the coast of South Africa, while the *Ocean Nomad* has begun work off Guinea Bisseau. An increase in exploration activity in West Africa, anticipated to begin in the second half of 2004 and to continue building into 2005, would extend opportunities for these rigs.

Jack-Up Market

Gulf of Mexico After a slow start, jack-up markets enjoyed steady improvement in both dayrates and utilization during the second half of 2003, while continuing high natural gas prices and seasonal demand for natural gas factored into a late-year increase in drilling activity. By the fourth quarter, effective utilization was at or near 100 percent for the majority of the high specification jack-up rigs in the Gulf, and dayrates had improved by as much as 30 percent. Supporting the improvement was the mobilization during the year of 12 rigs from the U.S. Gulf of Mexico, 10 of which went to the east coast of Mexico as PEMEX accelerated its search for new oil and natural gas reserves. It is anticipated that PEMEX could require additional jack-up units for work during 2004, which could further tighten supply of available units. A cantilever upgrade program was completed on the 350-ft. *Ocean Titan* late in 2003, and the rig immediately began work in the Gulf of Mexico at a premium dayrate.

Other The upgrade of the *Ocean Sovereign* to 300-ft. capability was completed in the first half of 2003, and the rig joined its sister unit the *Ocean Heritage* at work in Indonesia. The market was soft and largely well-to-well in the second half of the year, and both rigs experienced downtime. The *Sovereign* currently has work extending into the second quarter of 2004, and the *Heritage* has mobilized to Ecuador where it is under a multi-well contract with Noble Energy that is expected to last approximately six months.


OCEAN BARONESS

The Victory class rig, the *Ocean Baroness*, operated under long-term contract throughout 2003 offshore Indonesia. A sister vessel to the *Baroness*, the *Ocean Rover* completed a 5th generation upgrade in mid-2003, on time and under budget. The *Rover* and the *Baroness* are part of a fleet-wide modernization program that has expanded our 4th and 5th generation deepwater capability from three rigs in 1996 to 10 units at the end of 2003, and our 3rd generation mid-water fleet from four rigs in 1996 to 10 units today. The Company's strategy of economically upgrading its fleet to meet customer demand for high-tech, particularly deepwater, semisubmersibles, is intended to maximize the utilization and dayrates earned by the rigs in our fleet.



The return to work of the 350-ft. independent cantilevered *Ocean* [illegible]an in January 2004 marked the completion of a six-rig jack-up [illegible]optimization program. This work included the transformation of two 350-ft. independent slot units into cantilevered rigs. The cantilever system enables a rig to cantilever, or extend its drilling package over the aft end of the unit. This is particularly important when attempting to drill over existing platforms (as shown here). Cantilevered rigs have historically enjoyed higher dayrates and greater utilization compared to slot rigs.

   

Occupational Health and Safety Policy *Diamond Offshore's policy is to act positively to prevent injury, ill health, damage, and loss arising from its operations, and to comply with safety and health measures required by law. The Company believes that all work related injuries, illnesses and property losses are preventable, and that safety is good business. The most important factor in any job is the prevention of injury or ill health to any employee.*

Environmental Policy *Diamond Offshore is committed to protecting the environment, and strives to conduct all operations in a responsible manner in compliance with applicable environmental laws and regulations. The Company actively encourages care and regard for the environment among employees and in the community.*

At Diamond Offshore, our policies are more than just words. The Company's Global Excellence Management System (GEMS) has been recognized world-wide for the high standards to which it adheres.

The results are tangible. For example, through our GEMS program, since 1997 the Company has experienced a 44 percent decrease in the number of injury/incidents in the Company's worldwide operations. Diamond Offshore is the only drilling contractor to have been honored three times with the Minerals Management Service (MMS) SAFE Award for excellence across the industry. In addition, Diamond Offshore has been recognized by both the Australian Petroleum Production and Exploration Association-Independent Association of Drilling Contractors and by the National Safety Council of Australia Ltd for the Company's superior safety record and significant contribution to promoting a safe and healthy work environment within Australian waters.

The Company's Safety, Health and Environmental Management systems are routinely audited by various classification societies, regulators and our most demanding customers and found to be in compliance, requiring little or no adjustments. Recently, after a lengthy review, our Environmental Management program was again recognized by BP as satisfying their stringent requirements. And in December 2003, Kerr-McGee Oil & Gas Corporation commended the crew of the *Ocean Star* for having reached 1,976 days, or 5.41 years, with no "lost time" injuries. Kerr-McGee, which employed the rig from August 2002 until January 2004, also noted that "in addition to exemplary safety performance, there were no spills associated with rig personnel or equipment," and that "the rig was inspected by the MMS nine times - passing each inspection without any incidents of non-compliance or exceedances."

Our Policies in Action It is also not uncommon for Diamond Offshore equipment and personnel to step beyond the normal bounds of their jobs. Oftentimes, migrating birds are blown off course by the weather and others become lost at sea-and a Diamond Offshore rig can be an inviting refuge. In November 2003, the crew of the *Ocean Star* aided an exhausted and starving owl that had landed on the rig over 100 miles offshore. The bird received food and water and was placed on a helicopter that took it to Wildlife Rehab & Education in Louisiana where the owl was nursed to health before being released back into the wild.

Later that month, Diamond Offshore personnel provided other life saving aid. The *Ocean Confidence*, operating approximately 150 miles off the coast of Louisiana, received a call around 11:30 p.m. on a Sunday night from a U.S. Coast Guard rescue helicopter seeking to land and refuel. The chopper's rescue mission at sea was more difficult and had taken longer than anticipated. And the craft, with two badly injured people onboard, lacked enough fuel to make it back to land and faced the possibility of having to ditch at sea. The *Ocean Confidence* welcomed the crew, refueled the helicopter, and our certified Emergency Medical Technicians provided medical assistance as requested in support of the U.S. Coast Guard crew. In the words of the helicopter pilot: "When I circled around the rig and got my initial glimpse of that massive, inviting helipad I exhaled and.... the nervous feeling in the pit of my stomach went away immediately. The *Ocean Confidence* and all of her crew were a great comfort that night. Thanks again for being where we really needed you to be..."

At Diamond Offshore, safety and care for the environment truly are a way of life.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-13926

Diamond Offshore Drilling, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**76-0321760**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

15415 Katy Freeway
Houston, Texas 77094
(Address and zip code of principal executive offices)

(281) 492-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter.

As of June 30, 2003	$1,264,363,190

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of February 24, 2004	Common Stock, $0.01 par value per share	129,322,455 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the 2004 Annual Meeting of Stockholders of Diamond Offshore Drilling, Inc., which will be filed within 120 days of December 31, 2003, are incorporated by reference in Part III of this form.

DIAMOND OFFSHORE DRILLING, INC.
FORM 10-K for the Year Ended December 31, 2003

TABLE OF CONTENTS

PART I

Item 1. *Business.*

General

Diamond Offshore Drilling, Inc., incorporated in Delaware in 1989, engages principally in the contract drilling of offshore oil and gas wells. Unless the context otherwise requires, references herein to the "Company" mean Diamond Offshore Drilling, Inc. and its consolidated subsidiaries. The Company is a leader in deep water drilling with a fleet of 45 offshore rigs consisting of 30 semisubmersibles, 14 jack-ups and one drillship.

The Fleet

The Company's fleet includes some of the most technologically advanced rigs in the world, enabling it to offer a broad range of services worldwide in various markets, including the deep water, harsh environment, conventional semisubmersible and the jack-up market.

Semisubmersibles. The Company owns and operates 30 semisubmersibles. Semisubmersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is approximately 55 feet to 90 feet below the water line and the upper deck protrudes well above the surface. Semisubmersibles are typically anchored in position and remain stable for drilling in the semi-submerged floating position due in part to their wave transparency characteristics at the water line. Semisubmersibles can also be held in position through the use of a computer controlled thruster (dynamic-positioning) system to maintain the rig's position over a drillsite. Three semisubmersible rigs in the Company's fleet have this capability.

The Company owns and operates nine high specification semisubmersibles. These semisubmersibles are larger than many other semisubmersibles, are capable of working in water depths of 4,000 feet or greater or in harsh environments and have other advanced features. As of February 2, 2004, six of the nine high specification semisubmersibles were located in the U.S. Gulf of Mexico, while one each of the remaining three rigs were located offshore Brazil, Indonesia and Malaysia.

The Company owns and operates 21 other semisubmersibles which work in maximum water depths up to 4,000 feet. The diverse capabilities of many of these semisubmersibles enable them to provide both shallow and deep water service in the U.S. and in other markets outside the U.S. As of February 2, 2004, the Company was actively marketing 17 of these semisubmersibles. Three of these semisubmersibles were located in the U.S. Gulf of Mexico; four were located offshore Mexico; three were located in the North Sea; two each were located offshore Brazil and Australia; and one each was located offshore South Africa, West Africa and Vietnam.

The remaining four of the Company's 21 other semisubmersible rigs are cold stacked; two since March 2002 and two since December 2002. When the Company anticipates that a rig will be idle for an extended period of time, it cold stacks the unit by ceasing to actively market the rig. This eliminates all expenditures associated with keeping the rig ready to go to work. See additional discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — *Operating Income*" in Item 7 of this report.

Jack-ups. The Company owns 14 jack-ups, 13 of which were being actively marketed as of February 2, 2004. Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor until a foundation is established to support the drilling platform. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, heliport and other related equipment. The Company's jack-ups are used for drilling in water depths from 20 feet to 350 feet. The water depth limit of a particular rig is principally determined by the length of the rig's legs. A jack-up rig is towed to the drillsite with its hull riding in the sea, as a vessel, with its legs retracted. Once over a drillsite, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of drilling operations, the hull is lowered until it rests in the water and then the legs are retracted for relocation to another drillsite.

As of February 2, 2004, 12 of the Company's jack-up rigs were located in the Gulf of Mexico. Of these rigs, nine are independent-leg cantilevered units, two are mat-supported cantilevered units, and one (which has been cold stacked since February 2002) is a mat-supported slot unit. Both of the Company's remaining jack-up rigs are internationally based and are independent-leg cantilevered rigs; one was located offshore Indonesia while the other one was mobilizing to Ecuador.

Drillship. The Company has one drillship, the *Ocean Clipper,* which is located offshore Brazil. Drillships, which are typically self-propelled, are positioned over a drillsite through the use of either an anchoring system or a dynamic-positioning system similar to those used on certain semisubmersible rigs. Deep water drillships compete in many of the same markets as do high specification semisubmersible rigs.

Fleet Enhancements. The Company's strategy of economically upgrading its fleet to meet customer demand for advanced, efficient, high-tech rigs, particularly deepwater semisubmersibles is intended to maximize the utilization and dayrates earned by the rigs in its fleet. Since 1995, the Company has increased the number of rigs capable of operating in 3,500 feet of water or greater, from 3 to 12 (9 of which are high specification units), primarily by upgrading its existing fleet. Five of these upgrades were to its *Victory*-class semisubmersible rigs; most recently the *Ocean Rover* which was completed on time and under budget in July 2003 at an approximate cost of $188 million. The design of the Company's *Victory*-class semisubmersible rigs with its cruciform hull configurations, long fatigue-life and advantageous stress characteristics, makes this class of rig particularly well-suited for significant upgrade projects.

In early 2004, the Company completed a two-year program designed to expand the capabilities of its jack-up fleet by significantly upgrading six of its 14 jack-up rigs for an estimated total cost of $94 million. The *Ocean Titan* and *Ocean Tower,* both 350-foot water depth capable independent-leg slot rigs prior to their upgrades, had cantilever packages installed. The cantilever systems enable a rig to cantilever or extend its drilling package over the aft end of the rig. This is particularly important when attempting to drill over existing platforms. Cantilever rigs have historically enjoyed higher dayrates and greater utilization compared to slot rigs. The *Ocean Tower* completed its upgrade in March 2003 for approximately $27 million. The *Ocean Titan* upgrade was completed in January 2004 for approximately $22 million. The *Ocean Spartan, Ocean Spur* and *Ocean Heritage* leg extension installations were completed in the fourth quarter of 2002, enabling these rigs to work in water depths up to 300 feet, compared to 250 feet prior to the upgrades, at a combined approximate cost of $34 million. The *Ocean Sovereign,* a 250-foot water depth independent-leg cantilever rig prior to its upgrade, completed its leg extension installations in May 2003 at an approximate cost of $11 million, allowing the rig to work in water depths up to 300 feet.

Fleet Additions. Another of the Company's business strategies is to acquire assets at attractive levels particularly during cyclical downturns. The Company most recently purchased two third-generation semisubmersible drilling rigs, the *Ocean Vanguard* in late 2002 for $68.5 million and the *Ocean Patriot,* formerly the *Omega,* in March 2003 for $65.0 million.

The Company continues to evaluate further rig acquisition and upgrade opportunities. However, there can be no assurance whether or to what extent rig acquisitions or upgrades will continue to be made to the Company's fleet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources" in Item 7 of this report.

Fleet Retirements. In December 2003 the Company sold two of its second generation semisubmersible drilling rigs, the *Ocean Century* and *Ocean Prospector,* for a total of $750,000 pre-tax. These rigs had been cold stacked in the Gulf of Mexico since July 1998 and October 1998, respectively, and in September 2003, were written down by $1.6 million to their fair market values of $375,000 each.

More detailed information concerning the Company's fleet of mobile offshore drilling rigs, as of February 2, 2004, is set forth in the table below.

Type and Name	Water Depth Rating	Attributes	Year Built/Latest Enhancement(a)	Current Location	Customer(b)
High Specification Floaters					
Semisubmersibles (9):					
Ocean Confidence	7,500	DP; 15K; 4M	2001	GOM — U.S.	BP America
Ocean Baroness	7,000	VC; 15K; 4M	1973/2002	Indonesia	Unocal
Ocean Rover	7,000	VC; 15K; 4M	1973/2003	Malaysia	Murphy
Ocean America	5,500	SP; 15K; 3M	1988/1999	GOM — U.S.	W & T Offshore
Ocean Valiant	5,500	SP; 15K; 3M	1988/1999	GOM — U.S.	ENI Petroleum
Ocean Victory	5,500	VC; 15K; 3M	1972/1997	GOM — U.S.	Spinnaker Exploration
Ocean Star	5,500	VC; 15K; 3M	1974/1999	GOM — U.S.	Actively Marketing
Ocean Alliance	5,000	DP; 15K; 3M	1988/1999	Brazil	Petrobras
Ocean Quest	4,000	VC; 15K; 3M	1973/1996	GOM — U.S.	Noble Energy
Drillship (1):					
Ocean Clipper	8,000	DP; 15K; 3M	1976/1999	Brazil	Petrobras
Other Semisubmersibles (21):					
Ocean Winner	4,000	3M	1977/2004	Brazil	Petrobras
Ocean Worker	3,500	3M	1982/1992	Mexico	Pemex
Ocean Yatzy	3,300	DP	1989/1998	Brazil	Petrobras
Ocean Voyager	3,300	VC	1973/1995	GOM — U.S.	Cold Stacked
Ocean Patriot	3,000	3M; 15K	1982/2003	S. Africa	Actively Marketing
Ocean Yorktown	2,850	3M	1976/1996	Mexico	Pemex
Ocean Concord	2,300	3M	1975/1999	GOM — U.S.	Stacked-Special Survey
Ocean Lexington	2,300	3M	1976/1995	GOM — U.S.	Walter Oil & Gas
Ocean Saratoga	2,300	3M	1976/1995	GOM — U.S.	LLOG
Ocean Endeavor	2,000	VC	1975/1994	GOM — U.S.	Cold Stacked
Ocean Epoch	2,000	3M	1977/2000	Australia	Santos
Ocean General	2,000	3M	1976/1999	Vietnam	P. V. E. & P
Ocean Bounty	1,500	VC; 3M	1977/1992	Australia	Inpex
Ocean Guardian	1,500	3M	1985	North Sea	Shell
Ocean New Era	1,500		1974/1990	GOM — U.S.	Cold Stacked
Ocean Princess	1,500	15K; 3M	1977/1998	North Sea	Talisman
Ocean Whittington	1,500	3M	1974/1995	Mexico	Pemex
Ocean Vanguard	1,500	3M; 15K	1982	North Sea	Actively Marketing
Ocean Nomad	1,200	3M	1975/2001	W. Africa	Premier
Ocean Ambassador	1,100	3M	1975/1995	Mexico	Pemex
Ocean Liberator	600		1974/1998	South Africa	Cold Stacked
Jack-ups (14):					
Ocean Titan	350	IC; 15K; 3M	1974/2004	GOM — U.S.	ChevronTexaco
Ocean Tower	350	IC; 3M	1972/2003	GOM — U.S.	Denbury Resources
Ocean King	300	IC; 3M	1973/1999	GOM — U.S.	BP America
Ocean Nugget	300	IC	1976/1995	GOM — U.S.	Taylor
Ocean Summit	300	IC	1972/2003	GOM — U.S.	ChevronTexaco
Ocean Warwick	300	IC	1971/1998	GOM — U.S.	Murphy
Ocean Heritage	300	IC	1981/2002	Ecuador	Noble Energy
Ocean Spartan	300	IC	1980/2003	GOM — U.S.	LLOG
Ocean Spur	300	IC	1981/2003	GOM — U.S.	Forest Oil
Ocean Sovereign	300	IC	1981/2003	Indonesia	Santos
Ocean Champion	250	MS	1975/1985	GOM — U.S.	Cold Stacked
Ocean Columbia	250	IC	1978/1990	GOM — U.S.	ADTI/Helis
Ocean Crusader	200	MC	1982/1992	GOM — U.S.	Stone Energy
Ocean Drake	200	MC	1983/1986	GOM — U.S.	Callon Petroleum

Attributes

DP = Dynamically-Positioned/Self-Propelled
IC = Independent-Leg Cantilevered Rig
MC = Mat-Supported Cantilevered Rig
MS = Mat-Supported Slot Rig
VC = *Victory*-Class
SP = Self-Propelled
3M = Three Mud Pumps
4M = Four Mud Pumps
15K = 15,000 psi well control system

Top-Drive Drilling System included on all rigs except Champion

(a) Such enhancements may include the installation of top-drive drilling systems, water depth upgrades, mud pump additions and increases in deck load capacity.

(b) For ease of presentation in this table, customer names have been shortened or abbreviated.

Markets

The Company's principal markets for its offshore contract drilling services are the Gulf of Mexico, including the United States and offshore Mexico, Europe, principally the U.K. and Norway, South America, Africa and Australia/Southeast Asia. The Company actively markets its rigs worldwide. From time to time the Company's fleet operates in various other markets throughout the world as the market demands. See Note 16 to the Company's Consolidated Financial Statements in Item 8 of this report.

The Company believes its presence in multiple markets is valuable in many respects. For example, the Company believes that its experience with safety and other regulatory matters in the U.K. has been beneficial in Australia and in the Gulf of Mexico, while production experience gained through Brazilian and North Sea operations has potential application worldwide. Additionally, the Company believes its performance for a customer in one market segment or area enables it to better understand that customer's needs and better serve that customer in different market segments or other geographic locations.

Offshore Contract Drilling Services

The Company's contracts to provide offshore drilling services vary in their terms and provisions. The Company often obtains its contracts through competitive bidding, although it is not unusual for the Company to be awarded drilling contracts without competitive bidding. Drilling contracts generally provide for a basic drilling rate on a fixed dayrate basis regardless of whether or not such drilling results in a productive well. Drilling contracts may also provide for lower rates during periods when the rig is being moved or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the control of the Company. Under dayrate contracts, the Company generally pays the operating expenses of the rig, including wages and the cost of incidental supplies. Dayrate contracts have historically accounted for a substantial portion of the Company's revenues. In addition, the Company has worked some of its rigs under dayrate contracts that include the ability to earn an incentive bonus based upon performance.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well or a group of wells (a "well-to-well contract") or a stated term (a "term contract") and may be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for a period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party. In addition, certain of the Company's contracts permit the customer to terminate the contract early by giving notice, and in some circumstances may require the payment of an early termination fee by the customer. The contract term in many instances may be extended by the customer exercising options for the drilling of additional wells at fixed or mutually agreed terms, including dayrates.

The duration of offshore drilling contracts is generally determined by market demand and the respective management strategies of the offshore drilling contractor and its customers. In periods of rising demand for offshore rigs, contractors typically prefer well-to-well contracts that allow contractors to profit from increasing dayrates. In contrast, during these periods customers with reasonably definite drilling programs typically prefer longer term contracts to maintain dayrate prices at a consistent level. Conversely, in periods of decreasing demand for offshore rigs, contractors generally prefer longer term contracts to preserve dayrates at existing levels and ensure utilization, while customers prefer well-to-well contracts that allow them to obtain the benefit of lower dayrates. To the extent possible, the Company seeks to have a foundation of long-term contracts with a reasonable balance of single-well, well-to-well and short-term contracts to minimize the downside impact of a decline in the market while still participating in the benefit of increasing dayrates in a rising market. However, no assurance can be given that the Company will be able to achieve or maintain such a balance from time to time.

Customers

The Company provides offshore drilling services to a customer base that includes major and independent oil and gas companies and government-owned oil companies. Several customers have accounted for 10.0% or more of the Company's annual consolidated revenues, although the specific customers may vary from year to year. During 2003, the Company performed services for 52 different customers with Petróleo Brasileiro S. A. ("Petrobras") and BP accounting for 20.3% and 11.9% of the Company's annual total consolidated revenues, respectively. During 2002, the Company performed services for 46 different customers with Petrobras, BP, and Murphy Exploration and Production Company accounting for 19.0%, 18.9% and 10.4% of the Company's annual total consolidated revenues, respectively. During 2001, the Company performed services for 44 different customers with BP and Petrobras accounting for 21.8% and 17.3% of the Company's annual total consolidated revenues, respectively. During periods of low demand for offshore drilling rigs, the loss of a single significant customer could have a material adverse effect on the Company's results of operations.

The Company's services in North America are marketed principally through its Houston, Texas office, with support for U.S. Gulf of Mexico activities coming from its regional office in New Orleans, Louisiana. The Company's services in other geographic locations are marketed principally from its office in The Hague, Netherlands with support from its regional offices in Aberdeen, Scotland and Perth, Western Australia. Technical and administrative support functions for the Company's operations are provided by its Houston office.

Competition

The offshore contract drilling industry is highly competitive and is influenced by a number of factors, including the current and anticipated prices of oil and natural gas, the expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond the Company's control, including worldwide demand for oil and natural gas, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

Customers often award contracts on a competitive bid basis, and although a customer selecting a rig may consider, among other things, a contractor's safety record, crew quality, rig location and quality of service and equipment, an oversupply of rigs can create an intensely competitive market in which price is the primary factor in determining the selection of a drilling contractor. In periods of increased drilling activity, rig availability often becomes a consideration, particularly with respect to technologically advanced units. The Company believes competition for drilling contracts will continue to be intense in the foreseeable future. Contractors are also able to adjust localized supply and demand imbalances by moving rigs from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Such movements, reactivations or a decrease in drilling activity in any major market could depress dayrates and could adversely affect utilization of the Company's rigs. See "— Offshore Contract Drilling Services."

Governmental Regulation

The Company's operations are subject to numerous international, U.S., state and local laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is held responsible. Laws and regulations protecting the environment have become increasingly stringent in recent years and may, in certain circumstances, impose "strict liability" rendering a company liable for environmental damage without regard to negligence or fault on the part of such company. Liability under such laws and regulations may result from either governmental or citizen prosecution. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company.

The United States Oil Pollution Act of 1990 ("OPA '90"), and similar legislation enacted in Texas, Louisiana and other coastal states, addresses oil spill prevention and control and significantly expands liability exposure across all segments of the oil and gas industry. OPA '90 and such similar legislation and related regulations impose a variety of obligations on the Company related to the prevention of oil spills and liability for damages resulting from such spills. OPA '90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs and a variety of public and private damages.

Indemnification and Insurance

The Company's operations are subject to hazards inherent in the drilling of oil and gas wells such as blowouts, reservoir damage, loss of production, loss of well control, cratering or fires, the occurrence of which could result in the suspension of drilling operations, injury to or death of rig and other personnel and damage to or destruction of the Company's, the Company's customer's or a third party's property or equipment. Damage to the environment could also result from the Company's operations, particularly through oil spillage or uncontrolled fires. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. The Company has insurance coverage and contractual indemnification for certain risks, but there can be no assurance that such coverage or indemnification will adequately cover the Company's loss or liability in certain circumstances or that the Company will continue to carry such insurance or receive such indemnification.

The Company's retention of liability for property damage is between $1.0 million and $2.5 million per incident, depending on the value of the equipment, with an aggregate annual deductible of $5.0 million. In addition, the Company is self-insured for 10% of its property damage losses.

Operations Outside the United States

Operations outside the United States accounted for approximately 51.6%, 55.5% and 37.3% of the Company's total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. The Company's non-U.S. operations are subject to certain political, economic and other uncertainties not encountered in U.S. operations, including risks of war and civil disturbances (or other risks that may limit or disrupt markets), expropriation and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The Company's operations outside the United States may also face the additional risk of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Industry Conditions" and "— Other — *Currency Risk*" in Item 7 of this report and Note 16 to the Company's Consolidated Financial Statements in Item 8 of this report.

During 2003, the Company entered into contracts to operate four of its semisubmersible rigs offshore Mexico for Pemex-Exploración Y Producción, the national oil company of Mexico. The terms of these contracts expose the Company to greater risks than it normally assumes, such as exposure to greater environmental liability. While the Company believes that the financial terms of the contracts and the Company's operating safeguards in place mitigate these risks, there can be no assurance that the Company's increased risk exposure will not have a negative impact on the Company's future operations or financial results.

Employees

As of December 31, 2003, the Company had approximately 3,740 workers, including international crew personnel furnished through independent labor contractors. The Company has experienced satisfactory labor relations and provides comprehensive benefit plans for its employees. The Company does not currently consider the possibility of a shortage of qualified personnel to be a material factor in its business.

Access to Company Filings, Code of Ethics and Corporate Governance Guidelines

Access to the Company's filings of its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or

15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the United States Securities and Exchange Commission ("SEC") may be obtained through the Company's website (http://www.diamondoffshore.com). The Company's website provides a hyperlink to a third-party SEC filings website where these reports may be viewed and printed at no cost as soon as reasonably practicable after the Company has electronically filed such material with the SEC.

The text of the Company's code of ethics has been posted to and is available on the Company's Internet website as disclosed above. The code of ethics applies to the Company's principal executive officer, principal financial officer and controller. The contents of the Company's website are not, and shall not be deemed to be, incorporated into this report. Any future amendments to the Company's code of ethics, and any waiver of the code of ethics that applies to the Company's principal executive officer, principal financial officer or controller, will be posted to the Company's Internet website. In addition, the Company's Internet website contains a corporate governance section that includes the Company's corporate governance guidelines. The Company will provide printed copies of its code of ethics and corporate governance guidelines to any stockholder upon request.

Item 2. ***Properties.***

The Company owns an eight-story office building containing approximately 182,000-net rentable square feet on approximately 6.2 acres of land located in Houston, Texas, where the Company has its corporate headquarters, two buildings totaling 39,000 square feet and 20 acres of land in New Iberia, Louisiana, for its offshore drilling warehouse and storage facility, and a 13,000-square foot building and five acres of land in Aberdeen, Scotland, for its North Sea operations. Additionally, the Company currently leases various office, warehouse and storage facilities in Louisiana, Australia, Brazil, Indonesia, Scotland, Vietnam, Netherlands, Malaysia, South Africa, West Africa, Ecuador and Mexico to support its offshore drilling operations.

Item 3. ***Legal Proceedings.***

Not applicable.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

Not applicable.

Executive Officers of the Registrant

In reliance on General Instruction G (3) to Form 10-K, information on executive officers of the Registrant is included in this Part I. The executive officers of the Company are elected annually by the Board of Directors to serve until the next annual meeting of the Board of Directors, or until their successors are duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office. Information with respect to the executive officers of the Company is set forth below.

Name	Age as of January 31, 2004	Position
James S. Tisch	51	Chairman of the Board of Directors and Chief Executive Officer
Lawrence R. Dickerson	51	President, Chief Operating Officer and Director
David W. Williams	46	Executive Vice President
Rodney W. Eads	52	Senior Vice President — Worldwide Operations
John L. Gabriel, Jr.	50	Senior Vice President — Contracts & Marketing
John M. Vecchio	53	Senior Vice President — Technical Services
Gary T. Krenek	45	Vice President and Chief Financial Officer
Beth G. Gordon	48	Controller — Chief Accounting Officer
William C. Long	37	Vice President, General Counsel & Secretary

James S. Tisch has served as Chief Executive Officer of the Company since March 1998. Mr. Tisch has served as Chairman of the Board since 1995 and as a director of the Company since June 1989. Mr. Tisch has served as Chief Executive Officer of Loews Corporation ("Loews"), a diversified holding company and the Company's controlling stockholder, since November 1998. Mr. Tisch, a director of Loews since 1986, also serves as a director of CNA Financial Corporation, a 90% owned subsidiary of Loews, BKF Capital Group, Inc. and Vail Resorts, Inc.

Lawrence R. Dickerson has served as President, Chief Operating Officer and Director of the Company since March 1998. Mr. Dickerson has also served on the United States Commission on Ocean Policy since 2001.

David W. Williams has served as Executive Vice President of the Company since March 1998.

Rodney W. Eads has served as Senior Vice President of the Company since May 1997.

John L. Gabriel, Jr. has served as Senior Vice President of the Company since November 1999. Previously, Mr. Gabriel served as a Marketing Vice President of the Company from April 1993.

John M. Vecchio has served as Senior Vice President of the Company since April 2002. Previously, Mr. Vecchio served as Technical Services Vice President of the Company from October 2000 through March 2002 and as Engineering Vice President of the Company from July 1997 through September 2000.

Gary T. Krenek has served as Vice President and Chief Financial Officer of the Company since March 1998.

Beth G. Gordon has served as Controller and Chief Accounting Officer of the Company since April 2000. Previously, Ms. Gordon was employed by Pool Energy Services Co. from December 1978 through March 2000 where her most recent position was Vice President-Finance — Pool Well Services Co.

William C. Long has served as Vice President, General Counsel and Secretary of the Company since March 2001. Previously, Mr. Long served as General Counsel and Secretary of the Company from March 1999 and acting General Counsel and Secretary of the Company from June 1998 through February 1999.

PART II

Item 5. ***Market for the Registrant's Common Equity and Related Stockholder Matters.***

Price Range of Common Stock

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "DO." The following table sets forth, for the calendar quarters indicated, the high and low closing prices of common stock as reported by the NYSE.

	Common Stock	
	High	Low
2003		
First Quarter	$22.53	$19.40
Second Quarter	23.62	18.64
Third Quarter	21.53	18.50
Fourth Quarter	20.70	17.15
2002		
First Quarter	$31.76	$26.00
Second Quarter	34.74	28.50
Third Quarter	28.45	18.70
Fourth Quarter	23.25	17.90

As of February 24, 2004 there were approximately 340 holders of record of the Company's common stock. This number does not include the stockholders for whom shares are held in a "nominee" or "street name" name.

Dividend Policy

In 2003 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 3, June 2 and September 2 and $0.0625 per share on December 1. The Company elected to reduce the dividend rate in October 2003 in an effort to maintain its strong liquidity position in light of the decline in earnings during 2003. On January 26, 2004, the Company declared a dividend of $0.0625 per share of the Company's common stock payable March 1, 2004 to stockholders of record on February 2, 2004. In 2002 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 1, June 3, September 3 and December 2. Any future determination as to payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant.

Item 6. ***Selected Financial Data.***

The following table sets forth certain historical consolidated financial data relating to the Company. The selected consolidated financial data are derived from the financial statements of the Company as of and for the periods presented. Prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings. The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the Company's Consolidated Financial Statements (including the Notes thereto) in Item 8 of this report.

	2003	2002	2001	2000	1999
		(In thousands, except per share and ratio data)			
Income Statement Data:					
Total revenues	$ 680,941	$ 752,561	$ 924,300	$ 684,501	$ 858,868
Operating (loss) income	(38,323)	51,984	225,410	71,499	224,285
Net (loss) income	(48,414)	62,520	173,823	72,281	156,071
Net (loss) income per share:					
Basic	(0.37)	0.48	1.31	0.53	1.15
Diluted	(0.37)	0.47	1.26	0.53	1.11
Balance Sheet Data:					
Drilling and other property and equipment, net	2,257,876	2,164,627	2,002,873	1,931,182	1,737,905
Total assets	3,135,019	3,256,308	3,493,071	3,073,191	2,674,865
Long-term debt	928,030	924,475	920,636	856,559	400,000
Other Financial Data:					
Capital expenditures(1)	272,026	340,805	268,617	323,924	324,133
Cash dividends declared per share	0.438	0.50	0.50	0.50	0.50
Ratio of earnings to fixed charges(2)	(1.07)x	4.51x	9.87x	4.97x	15.64x

(1) In March 2003 the Company spent $65.0 million ($63.5 million capitalized to rig equipment and $1.5 million added to inventory) for the acquisition of the *Ocean Patriot*, a third-generation semisubmersible drilling rig. In December 2002 the Company spent $68.5 million ($67.0 million capitalized to rig equipment and $1.5 million added to inventory) for the acquisition of another third-generation semisubmersible drilling rig, the *Ocean Vanguard.*

(2) The deficiency in the Company's earnings available for fixed charges for the year ended December 31, 2003 was approximately $55.3 million. For all periods presented, the ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations plus income taxes and fixed charges. Fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which the Company believes represents the interest factor attributable to rent.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements (including the Notes thereto) in Item 8 of this report.

Overview

Industry Conditions

The offshore drilling industry continues to be extremely competitive, and demand for the Company's drilling services remains challenging. The Company had all of its actively marketed deep and mid-water semisubmersibles in the U.S. Gulf of Mexico ("U.S. GOM") operating during at least part of the fourth quarter of 2003. However, these semisubmersibles continue to work under well-to-well contracts and dayrates are currently flat. For the Company's jack-up fleet in the U.S. GOM, dayrates and utilization improved significantly during 2003 compared to 2002 and this market continues to do well as the effect of high gas prices and the repositioning of jack-ups to the Mexican Gulf of Mexico have had a positive effect. However, the Company can make no assurances that these favorable market conditions will persist.

In the North Sea, the Company has two of its three semisubmersibles committed through most of 2004 and a fourth North Sea rig, the *Ocean Nomad* has moved to West Africa where it is contracted to operate through the middle of the year. The Company is actively pursuing opportunities for the *Ocean Vanguard,* which is currently stacked at Invergordon. In Southeast Asia, all of the Company's semisubmersibles are committed through mid-year. In addition, the *Ocean Sovereign,* a jack-up, will operate in Indonesia through the end of the first quarter, and the *Ocean Heritage* has mobilized to Ecuador where it is operating under a three-well contract. In Brazil, the Company renewed its contracts for two of its semisubmersibles, although the renewal dayrates for the *Ocean Yatzy* and the *Ocean Winner* were lower than previous contracts that were set during a peak market cycle. Both of these semisubmersibles will begin required surveys during the first quarter of 2004. The Company also successfully renewed the contract for the *Ocean Clipper* drillship in Brazil at the same dayrate as the unit's previous contract. All of the new Brazilian contracts are for 700 days each. Although the Company is encouraged by the currently favorable outlook in its international markets, the Company offers no assurance that a favorable outcome will be achieved.

Results of Operations

Revenues. The Company's revenues vary based upon demand, which affects the number of days the fleet is utilized and the dayrates earned. When a rig is idle, generally no dayrate is earned and revenues will decrease as a result. Revenues can also increase or decrease as a result of the acquisition or disposal of rigs, required surveys and shipyard upgrades. In order to improve utilization or realize higher dayrates, the Company may mobilize its rigs from one market to another. However, during periods of unpaid mobilization, revenues may be adversely affected. As a response to changes in demand, the Company may withdraw a rig from the market by cold stacking it or may reactivate a rig stacked previously, which may decrease or increase revenues, respectively.

Revenues from dayrate drilling contracts are recognized currently. The Company may receive lump-sum payments in connection with specific contracts. Such payments are recognized as revenues over the term of the related drilling contract. Mobilization revenues, in excess of costs incurred to mobilize an offshore rig from one market to another, are recognized over the primary term of the related drilling contract.

Revenues from reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of the customer in accordance with a contract or agreement are recorded for the gross amount billed to the customer, as "Revenues related to reimbursable expenses" in the Consolidated Statements of Operations.

Revenues from offshore turnkey drilling contracts are accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Income is recognized on the completed contract method. Provisions for future losses on turnkey contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract. The Company has elected not to pursue contracts for integrated services, which includes turnkey contracts, except in very limited circumstances.

Operating Income. Operating income is primarily affected by revenue factors, but is also a function of varying levels of operating expenses. Operating expenses generally are not affected by changes in dayrates and may not be significantly affected by fluctuations in utilization. For instance, if a rig is to be idle for a short period of time, few decreases in operating expenses may actually occur since the rig is typically maintained in a prepared or "ready stacked" state with a full crew. In addition, when a rig is idle, the Company is responsible for certain operating expenses such as rig fuel and supply boat costs, which are typically costs of the operator when a rig is under contract. However, if the rig is to be idle for an extended period of time, the Company may reduce the size of a rig's crew and take steps to "cold stack" the rig, which lowers expenses and partially offsets the impact on operating income. The Company recognizes as operating expenses activities such as inspections, painting projects and routine overhauls, which meet certain criteria, that maintain rather than upgrade its rigs. These expenses vary from period to period. Costs of rig enhancements are capitalized and depreciated over the expected useful lives of the enhancements. Higher depreciation expense decreases operating income in periods subsequent to capital upgrades.

Operating income is negatively impacted when the Company performs certain regulatory inspections that are due every five years ("5-year survey") for all of the Company's rigs. Operating revenue decreases because these surveys are performed during scheduled down-time in a shipyard. Operating expenses increase as a result of these surveys due to the cost to mobilize the rigs to a shipyard, inspection costs incurred and repair and maintenance costs. Repair and maintenance costs may be required resulting from the survey or may have been previously planned to take place during this mandatory down-time. The number of rigs undergoing a 5-year survey will vary from year to year.

Critical Accounting Estimates

The Company's significant accounting policies are included in Note 1 of its Notes to Consolidated Financial Statements in Item 8 of this report. Management's judgments, assumptions and estimates are inherent in the preparation of the Company's financial statements and the application of its significant accounting policies. The Company believes that its most critical accounting estimates are as follows:

Property, Plant and Equipment. Drilling and other property and equipment is carried at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which meet certain criteria, are capitalized. Depreciation is amortized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives.

In April 2003 the Company commissioned a study to evaluate the economic lives of its drilling rigs. As a result of this study, effective April 1, 2003, the Company recorded changes in accounting estimates by increasing the estimated service lives to 25 years for jack-ups and 30 years for semisubmersibles and the Company's drillship and by increasing salvage values to 5% for most of the Company's drilling rigs. The change in estimate was made to better reflect the remaining economic lives and salvage values of the Company's fleet. The effect of this change in accounting estimate resulted in an increase to net income (after-tax) for the year ended December 31, 2003 of $20.4 million, or $0.16 per share. Management makes judgments, assumptions and estimates regarding capitalization, useful lives and salvage values. Changes in these assumptions could produce results that differ from those reported.

The Company evaluates its property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In September 2003 the Company wrote down two of its second generation semisubmersible drilling rigs, the *Ocean Century* and the *Ocean Prospector,* by $1.6 million to their fair market values subsequent to a decision to offer the rigs for sale. These rigs were sold in December 2003 for $375,000 each (pre-tax). Management's assumptions are an inherent part of an asset impairment evaluation and the use of different assumptions could produce results that differ from those reported.

Personal Injury Claims. The Company's retention of liability for personal injury claims, which primarily result from Jones Act liability in the Gulf of Mexico, is \$0.5 million per claim with an additional aggregate annual deductible of \$1.5 million. The Company estimates its liability for personal injury claims based on the existing facts and circumstances in conjunction with historical experience regarding past personal injury claims. Eventual settlement or adjudication of these claims could differ significantly from the estimated amounts.

Income Taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires the recognition of the amount of taxes payable or refundable for the current year; and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been currently recognized in its financial statements or tax returns. The application of this accounting standard requires that management make judgments regarding future events and related estimations especially as they pertain to forecasting of the Company's effective tax rate, the potential realization of deferred tax assets such as utilization of foreign tax credits, and exposure to the disallowance of items deducted on tax returns upon audit.

In 2003 a valuation allowance of \$10.2 million, which resulted in a charge against earnings, was established for certain of the Company's foreign tax credit carryforwards which will begin to expire in 2006. Although the Company intends to make use of all available tax planning strategies in order to be able to utilize these carryforwards, under the "more likely than not" approach of evaluating the associated deferred tax asset the Company deemed that a valuation allowance was necessary.

Years Ended December 31, 2003 and 2002

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31, 2003	Year Ended December 31, 2002	Favorable/ (unfavorable)
	(In thousands)		
CONTRACT DRILLING REVENUE			
High Specification Floaters	$ 290,844	$ 291,848	$ (1,004)
Other Semisubmersibles	260,267	317,342	(57,075)
Jack-ups	97,774	99,360	(1,586)
Integrated Services	1,189	14,068	(12,879)
Other	2,257	5,161	(2,904)
Eliminations	(233)	(3,566)	3,333
Total Contract Drilling Revenue	$ 652,098	$ 724,213	$(72,115)
Revenues Related to Reimbursable Expenses	$ 28,843	$ 28,348	$ 495
CONTRACT DRILLING EXPENSE			
High Specification Floaters	$ 156,898	$ 153,218	$ (3,680)
Other Semisubmersibles	229,811	213,391	(16,420)
Jack-ups	97,305	92,690	(4,615)
Integrated Services	1,665	14,666	13,001
Other	2,393	(2,127)	(4,520)
Eliminations	(233)	(3,566)	(3,333)
Total Contract Drilling Expense	$ 487,839	$ 468,272	$(19,567)
Reimbursable Expenses	$ 26,050	$ 25,885	$ (165)
OPERATING (LOSS) INCOME			
High Specification Floaters	$ 133,946	$ 138,630	$ (4,684)
Other Semisubmersibles	30,456	103,951	(73,495)
Jack-ups	469	6,670	(6,201)
Integrated Services	(476)	(598)	122
Other	(136)	7,288	(7,424)
Reimbursables, net	2,793	2,463	330
Depreciation	(175,578)	(177,495)	1,917
General and Administrative Expense	(28,868)	(29,009)	141
(Loss) Gain on Sale and Disposition of Assets	(929)	84	(1,013)
Total Operating (Loss) Income	$ (38,323)	$ 51,984	$(90,307)

High Specification Floaters.

Revenues. Revenues from high specification floaters decreased $1.0 million during the year ended December 31, 2003, compared to the same period in 2002.

Lower average operating dayrates for most of the rigs in this classification resulted in a $39.0 million reduction in revenue. Average operating dayrates fell from $109,500 during 2002 to $95,300 (excluding the

Ocean Rover) during 2003. Significant reductions in average operating dayrates were experienced by certain rigs located in:

Southeast Asia:

- the *Ocean Baroness* ($149,800 to $104,100);

U.S. Gulf of Mexico:

- the *Ocean Valiant* ($81,400 to $52,600); and
- the *Ocean Victory* ($96,800 to $66,600).

An overall improvement in utilization for high specification floaters during 2003 contributed $18.7 million to revenues and partially offset the negative effect of lower average operating dayrates. Utilization improved to 87% for the year ended December 31, 2003 from 83% for the same period in 2002 (excluding the *Ocean Rover*). Utilization improved for:

- the *Ocean America,* which worked most of 2003 but was stacked for almost half of 2002;
- the *Ocean Baroness,* which worked most of 2003 but spent most of the first quarter of 2002 in a shipyard completing its upgrade to high specification capabilities; and
- the *Ocean Star,* which worked all of 2003 but was stacked four months during the same period in 2002.

Partially offsetting the overall improvement in utilization was a decline in utilization for the *Ocean Valiant,* which was stacked in 2003 for approximately three more months than in 2002.

The unfavorable revenue variance for high specification rigs in 2003 compared to 2002 was also partially offset by $12.7 million in revenue contributed by the *Ocean Rover,* which began its drilling program offshore Malaysia in July 2003 upon completion of its upgrade to high specification capabilities. The rig spent all of 2002 undergoing its upgrade.

Contract Drilling Expense. Contract drilling expense for high specification floaters for the year ended December 31, 2003 increased $3.7 million compared to the same period in 2002. Higher contract drilling expenses were primarily due to:

- operating costs for the *Ocean Baroness,* which worked most of the current year compared to 2002 when the rig began operations late in the first quarter upon completion of its upgrade;
- operating costs associated with the *Ocean Rover,* which began operating in July 2003 compared to 2002, when most of this rig's costs were capitalized in connection with its upgrade; and
- mobilization, 5-year survey and repair costs incurred by the *Ocean Valiant* during 2003.

These higher contract drilling expenses were partially offset by lower expenses in 2003 compared to 2002 primarily due to:

- higher costs incurred during 2002 for the recovery of the *Ocean Baroness*'s marine riser, net of costs charged to an associated insurance claim; and
- 5-year survey and repair costs for the *Ocean Victory* and the *Ocean Star* incurred during 2002.

Other Semisubmersibles.

Revenues. Revenues from other semisubmersibles for the year ended December 31, 2003 were $57.1 million lower compared to the same period in 2002.

A decline in the average operating dayrate (excluding the *Ocean Patriot* and the *Ocean Vanguard*), from $67,900 during 2002 to $60,900 during 2003, resulted in lower revenues of $42.5 million. The most significant decreases in average operating dayrates were to certain rigs located in:

the North Sea:

- the *Ocean Guardian* ($90,300 to $53,700);
- the *Ocean Princess* ($72,700 to $40,900);
- the *Ocean Nomad* ($64,800 to $42,700); and

Southeast Asia:

- the *Ocean General* ($75,100 to $54,200).

Lower utilization of 57% (excluding the *Ocean Patriot* and the *Ocean Vanguard*) during 2003 compared to 61% during 2002 resulted in a $27.3 million revenue decrease. Utilization declined primarily due to:

- the *Ocean Epoch,* which was stacked the majority of 2003 but worked most of 2002;
- the *Ocean Guardian* and the *Ocean Yorktown,* which were each stacked approximately three months during 2003 compared to 2002 when both rigs worked most of the year; and
- the *Ocean Liberator,* which was cold stacked all of 2003 but worked approximately three months during 2002.

Partially offsetting the decline in revenue in 2003 compared to 2002 were improvements in revenue from:

- the *Ocean Worker* which worked most of 2003 but spent approximately three months in 2002 in a shipyard for its 5-year survey and repairs; and
- $12.7 million contributed by the *Ocean Vanguard* and the *Ocean Patriot,* which the Company acquired in December 2002 and March 2003, respectively.

Contract Drilling Expense. Contract drilling expense for other semisubmersibles during the year ended December 31, 2003 was higher by $16.4 million compared to the same period in 2002 primarily due to additional costs during 2003 associated with:

- the *Ocean Vanguard* and the *Ocean Patriot,* which the Company acquired in December 2002 and March 2003, respectively;
- the mobilization of the *Ocean Worker, Ocean Ambassador, Ocean Yorktown* and the *Ocean Whittington* to Mexico in 2003;
- the inspection of the *Ocean Guardian; and*
- the 5-year surveys of the *Ocean Ambassador, Ocean Nomad* and the *Ocean Bounty* during 2003.

Partially offsetting the higher contract drilling expenses during 2003 were lower expenses from the *Ocean Liberator, Ocean New Era, Ocean Voyager* and the *Ocean Endeavor* which were cold stacked all of 2003 but were ready stacked during most or part of 2002.

Jack-Ups.

Revenues. Revenues from jack-ups decreased $1.6 million during the year ended December 31, 2003, compared to the same period in 2002.

Utilization fell to 68% during 2003 from 71% during 2002, resulting in a $6.3 million reduction in revenue. The decline in utilization was primarily from:

- the *Ocean Sovereign,* which spent most of 2003 in a shipyard completing its leg extension upgrade but operated offshore Indonesia all of 2002; and

- the *Ocean Titan,* which was in a Gulf of Mexico shipyard from May 2003 through December 2003 for a cantilever conversion but worked almost all of the same period in 2002.

The lower overall revenue in 2003 was partially offset by a $13.6 million increase in revenue due to utilization improvements from:

- the *Ocean Spartan, Ocean Spur* and the *Ocean Heritage,* which operated most of 2003 but were undergoing leg extension upgrades during 2002; and

- the *Ocean Crusader,* which worked almost all of 2003 but was stacked approximately three months in 2002.

Also offsetting the unfavorable revenue variance for jack-up rigs was an overall improvement in the average operating dayrate, from $27,300 during 2002 to $28,100 during 2003, which increased revenue by $4.7 million in 2003.

Contract Drilling Expense. Contract drilling expense for jack-ups during 2003 increased $4.6 million from 2002 primarily due to:

- operating costs incurred in 2003 for the *Ocean Spartan, Ocean Spur, Ocean Tower* and the *Ocean Heritage* compared to 2002 costs that were capitalized in connection with their leg extension upgrades; and

- costs associated with the 5-year surveys of the *Ocean Drake* and *Ocean Warwick* in 2003.

Partially offsetting the higher contract drilling expenses were:

- reduced costs for the *Ocean Champion,* which was cold stacked all of 2003 but only part of 2002; and

- reduced costs for the *Ocean Titan* due to the capitalization of most costs during its cantilever upgrade, which began in the second quarter of 2003 and continued through its completion in January 2004.

Integrated Services.

Integrated services had an operating loss of $0.5 million in 2003 comprised of project income of $0.4 million from the completion of one turnkey plug and abandonment project in the Gulf of Mexico during the first quarter of 2003 that was more than offset by operating overhead costs. During 2002, an operating loss of $0.6 million resulted primarily from an unprofitable turnkey project in the Gulf of Mexico. The Company has elected not to pursue contracts for integrated services except in very limited circumstances.

Other.

Other operating expense of $136,000 for the year ended December 31, 2003, decreased $7.4 million compared to operating income of $7.3 million for the year ended December 31, 2002. For the year ended December 31, 2003 other operating expense of $2.4 million was primarily due to the write off of a contract dispute with a customer and a reserve for pending litigation. These operating expenses in 2003 were partially offset by operating income of $2.3 million primarily from the reimbursement of foreign taxes paid by the Company's customers on its behalf, settlements with the Company's customers related to prior years' disputes and the reversal of a reserve related to a prior year customer contract audit.

Other operating income of $7.3 million for the year ended December 31, 2002, resulted primarily from a $5.9 million reimbursement of prior year foreign income tax to be received by the Company from its customers and related to a tax settlement made between the Company and the Norwegian tax authorities in December 2002. The corresponding income tax expense is reflected in "Income tax benefit (expense)" in the Company's Consolidated Statement of Operations.

Other operating income in 2002 also included a $2.4 million reversal of an accrual made in a prior year for personal injury claims and the elimination of a $1.0 million reserve for inventory obsolescence, from prior years, that was deemed no longer necessary.

Reimbursable expenses, net.

Reimbursable expenses include items that the Company purchases, and/or services it performs, at the request of its customers. Revenues related to reimbursable items, offset by the related expenditures for these items, were $2.8 million in 2003 compared to $2.5 million in 2002.

Depreciation.

Depreciation expense for the year ended December 31, 2003, decreased $1.9 million to $175.6 million compared to $177.5 million in 2002. A $22.9 million pre-tax reduction in depreciation expense resulted from increasing the estimated service lives and salvage values of most of the Company's drilling rigs, effective April 1, 2003, to better reflect their remaining economic lives and salvage values. This decrease was partially offset by additional depreciation from the *Ocean Vanguard* and the *Ocean Patriot,* which the Company acquired in December 2002 and March 2003, respectively. Depreciation also increased due to additional depreciation for five of the Company's recently upgraded jack-up rigs, additional depreciation for the *Ocean Rover,* which completed its upgrade in July 2003 and additional depreciation for the *Ocean Baroness,* which completed its upgrade in March 2002.

(Loss) Gain on Sale and Disposition of Assets.

A loss on the sale and disposition of assets of $0.9 million occurred during 2003 primarily due to the sale of two of the Company's second generation semisubmersible drilling rigs, the *Ocean Century* and *Ocean Prospector.* These rigs, which had been cold stacked since July 1998 and October 1998, respectively, were permanently retired from service as offshore drilling rigs and written down by $1.6 million to their fair market values in September 2003 and subsequently sold for $375,000 each (pre-tax) in December 2003. A gain on the sale of assets of approximately $84,000 occurred in 2002.

Interest Income.

Interest income of $12.0 million earned in 2003 declined $17.8 million, from $29.8 million earned in 2002. These earnings were lower primarily due to lower interest rates earned on cash and marketable securities compared to 2002 and less cash investment during 2003.

(Loss) Gain on Sale of Marketable Securities.

A loss on the sale of marketable securities of $6.9 million occurred in 2003 compared to a $36.5 million gain on the sale of marketable securities in 2002. See Note 3 "Marketable Securities" in Item 8 of this report.

Other Income and Expense (Other, Net).

Other income of $2.9 million for the year ended December 31, 2003 increased $1.4 million from other income of $1.5 million for the same period in 2002. Other income for both years ended December 31, 2003 and 2002 was primarily from a pre-tax gain on foreign exchange forward contracts of $2.5 million and $1.1 million, respectively. See Note 4 "— Derivative Financial Instruments — Forward Exchange Contracts" to the Company's Consolidated Financial Statements in Item 8 of this report.

Income Tax Benefit (Expense).

An income tax benefit of $5.8 million was recognized on a pre-tax loss of $54.2 million for the year ended December 31, 2003, compared to tax expense of $33.7 million recognized on pre-tax income of $96.2 million in 2002.

In 2002 the Company formed a Cayman Island corporation, Diamond Offshore International Limited, which is a wholly owned subsidiary of the Company. Certain of the Company's rigs that operate internationally are now owned and operated, directly or indirectly, by Diamond Offshore International Limited. Effective January 1, 2003, the Company began to postpone remittance of the earnings from this subsidiary to the U.S.

and to indefinitely reinvest these earnings internationally. Consequently, no U.S. taxes were provided on these earnings and no U.S. tax benefits were recognized on losses during 2003.

In 2003 a valuation allowance of $10.2 million, which resulted in a charge against earnings, was established for certain of the Company's foreign tax credit carryforwards which will begin to expire in 2006. Although the Company intends to make use of all available tax planning strategies in order to be able to utilize these carryforwards, under the "more likely than not" approach of evaluating the associated deferred tax asset the Company deemed that a valuation allowance was necessary. In addition, in 2003 the Company reduced its deferred tax liability by $3.7 million related to the deductibility of goodwill associated with a 1996 acquisition.

In the first quarter of 2002, a portion of the earnings from the Company's U.K. subsidiaries was considered to be indefinitely reinvested and no U.S. taxes were provided on those earnings. The effect of the indefinite reinvestment of the U.K. earnings in 2002 was to lower the annual effective tax rate but this decline was more than offset by prior year foreign tax expense recorded in 2002, primarily $5.9 million for a Norwegian income tax settlement. See "— Other." These U.K. subsidiaries are now owned, directly or indirectly, by Diamond Offshore International Limited. Consequently, earnings and losses from the U.K. subsidiaries for 2003 are part of the earnings and losses of the Cayman Island subsidiary on which no U.S. taxes are provided.

Years Ended December 31, 2002 and 2001

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31, 2002	Year Ended December 31, 2001	Favorable/ (unfavorable)
		(In thousands)	
CONTRACT DRILLING REVENUE			
High Specification Floaters	$ 291,848	$ 326,835	$ (34,987)
Other Semisubmersibles	317,342	377,715	(60,373)
Jack-ups	99,360	174,498	(75,138)
Integrated Services	14,068	7,779	6,289
Other	5,161	547	4,614
Eliminations	(3,566)	(2,025)	(1,541)
Total Contract Drilling Revenue	$ 724,213	$ 885,349	$(161,136)
Revenues Related to Reimbursable Expenses	$ 28,348	$ 38,951	$ (10,603)
CONTRACT DRILLING EXPENSE			
High Specification Floaters	$ 153,218	$ 123,965	$ 29,253
Other Semisubmersibles	213,391	225,528	(12,137)
Jack-ups	92,690	110,370	(17,680)
Integrated Services	14,666	7,138	7,528
Other	(2,127)	2,571	(4,698)
Eliminations	(3,566)	(2,025)	(1,541)
Total Contract Drilling Expense	$ 468,272	$ 467,547	$ 725
Reimbursable Expenses	$ 25,885	$ 36,151	$ (10,266)
OPERATING INCOME			
High Specification Floaters	$ 138,630	$ 202,870	$ (64,240)
Other Semisubmersibles	103,951	152,187	(48,236)
Jack-ups	6,670	64,128	(57,458)
Integrated Services	(598)	641	(1,239)
Other	7,288	(2,024)	9,312
Reimbursables, net	2,463	2,800	(337)
Depreciation and Amortization Expense	(177,495)	(170,017)	(7,478)
General and Administrative Expense	(29,009)	(25,502)	(3,507)
Gain on Sale of Assets	84	327	(243)
Total Operating Income	$ 51,984	$ 225,410	$(173,426)

High Specification Floaters.

Revenues. Despite the rise in oil and natural gas prices that began in late 2001 and continued throughout 2002, improvements in dayrates and utilization for the Company's equipment did not materialize. As a result, revenues from high specification floaters decreased $35.0 million during the year ended December 31, 2002 from the same period in 2001.

Revenue generated from the operation of the *Ocean Baroness* in 2002 of $35.7 million partially offset revenue shortfalls caused by lower average dayrates and utilization for this fleet during the year ended 2002. The *Ocean Baroness* began operations in mid-March 2002 after completing an upgrade to high specification capabilities. The rig was in a Singapore shipyard undergoing its upgrade throughout 2001.

Excluding the *Ocean Baroness,* average operating dayrates dropped from $117,700 per day during 2001 to $105,500 per day during 2002 resulting in a $38.7 million revenue decline. Significant declines to average operating dayrates were experienced by the following rigs (all located in the U.S. Gulf of Mexico):

- the *Ocean Valiant* ($122,900 to $81,400);
- the *Ocean Victory* ($124,100 to $96,800);
- the *Ocean America* ($108,300 to $84,400); and
- the *Ocean Star* ($104,200 to $87,100).

Utilization declined from 95% in 2001 to 83% in 2002 resulting in a $32.0 million decrease in revenue (excluding the *Ocean Baroness*). Significant utilization reductions resulted from:

- the *Ocean America,* which was idle for approximately five months during 2002 but worked most of 2001;
- the *Ocean Star,* which spent three and one-half months during 2002 in a shipyard for its 5-year survey and repairs but worked all of 2001; and
- the *Ocean Victory* which spent two months during 2002 in a shipyard for its 5-year survey and repairs but worked all of 2001.

Contract Drilling Expense. Contract drilling expense for high specification floaters during the year ended December 31, 2002 increased $29.3 million from the same period in 2001. Higher contract drilling expenses were primarily due to:

- operating expenses for the *Ocean Baroness* of $16.7 million for 2002 which included costs incurred in connection with the recovery of its marine riser, net of insurance recoveries, as well as its normal operating costs;
- 5-year surveys and repairs of the *Ocean Star, Ocean Victory,* and the *Ocean Quest* in 2002 which increased expenses by $4.9 million;
- higher Brazilian customs fees in 2002 of $1.3 million for the importation of spare parts and supplies for the *Ocean Alliance* and the *Ocean Clipper*;
- approximately $1.0 million for repairs to the *Ocean America* including boat and fuel costs while the rig was idle during 2002; and
- higher comparative costs in 2002 for the *Ocean Clipper* resulted from a $1.8 million reduction in an insurance deductible, which lowered overall operating costs in 2001.

Other Semisubmersibles.

Revenues. Revenues from other semisubmersibles decreased $60.4 million from the year ended December 31, 2001 compared to the same period of 2002.

Lower utilization accounted for $38.4 million of the decrease, dropping to 61% for the year ended December 31, 2002 from 70% for the same period in 2001. Significant declines in utilization were experienced by:

- the *Ocean Voyager* and the *Ocean Endeavor* both of which have been cold stacked since March 2002 but worked the majority of 2001;
- the *Ocean New Era* which was idle or cold stacked all of 2002 but worked almost half of 2001;

- the *Ocean Worker* which was in a shipyard for a 5-year survey and repairs during part of 2002 but worked most of 2001; and
- the *Ocean Saratoga* which was in a shipyard for its 5-year survey during part of 2002 but worked most of 2001.

Partially offsetting the negative impact of these declines in utilization was an improvement in utilization for the *Ocean Bounty*, which operated most of 2002 compared to 2001 when the rig was stacked for approximately two months.

Lower overall average dayrates caused $22.0 million of the unfavorable variance in other semisubmersibles revenue. However, the average operating dayrate for this fleet increased to $67,900 during the year ended December 31, 2002 from $66,900 during the same period of 2001. This occurred because several of the rigs that were contracted at lower dayrates in 2001 were stacked throughout parts of 2002. Consequently, the average operating dayrate rose in 2002 for the working rigs in this class.

Rigs in this fleet with significant changes to average operating dayrates were experienced by certain rigs located in the:

U.S. Gulf of Mexico:

- the *Ocean Worker* ($127,700 to $49,800);

Africa:

- the *Ocean Whittington*, which operated in Brazil during 2001 ($89,800 to $59,100);

North Sea:

- the *Ocean Guardian* ($62,000 to $90,300); and
- the *Ocean Princess* ($51,800 to $72,700).

Contract Drilling Expense. Contract drilling expense for other semisubmersibles was $12.1 million lower in 2002 than in 2001 primarily due to:

- cost savings of $14.5 million in 2002 from the *Ocean Endeavor* and the *Ocean Voyager*, both of which have been cold stacked since March 2002;
- a $4.3 million reduction in 2002 costs resulting from the *Ocean New Era* and the *Ocean Ambassador* which were stacked with reduced crews for most of 2002; and
- contract drilling expenses lower by $2.8 million in 2002 for the *Ocean Whittington* compared to 2001 expenses which included a 5-year survey, repairs and preparation for its mobilization from the U.S. Gulf of Mexico to Namibia in December 2001.

Partially offsetting the overall lower contract drilling expenses in 2002 were:

- higher operating costs ($3.0 million) for the *Ocean Nomad* compared to 2001 operating costs which were lower because this rig was in a shipyard being upgraded;
- additional expenses ($2.1 million) in 2002 due to a 5-year survey and repairs to the *Ocean Worker*; and
- additional expenses ($1.4 million) in 2002 from higher Brazilian customs fees for the importation of spare parts and supplies for the *Ocean Yatzy, Ocean Yorktown* and the *Ocean Winner*.

Jack-Ups.

Revenues. Revenues from jack-ups during the year ended December 31, 2002 decreased $75.1 million from the same period of 2001.

A reduction in the average operating dayrate from $41,000 in 2001 to $27,300 in 2002, contributed $48.6 million to the overall revenue decline. All of the Gulf of Mexico jack-up rigs experienced lower average operating dayrates in 2002. Only the *Ocean Heritage,* a rig which operated offshore Indonesia and Australia, experienced a significant improvement in its dayrate, from $34,700 in 2001 to $85,100 in 2002.

Revenues decreased $26.5 million from a decline in utilization from 83% in 2001 to 71% in 2002 primarily due to:

- the *Ocean Champion,* which was idle and/or cold stacked throughout 2002, but worked most of 2001; and
- the *Ocean Spartan, Ocean Spur, Ocean Tower* and the *Ocean Heritage* all of which spent time in shipyards undergoing upgrades during 2002 but worked most of 2001.

The unfavorable utilization variance in 2002 was partially offset by higher revenue for the *Ocean Sovereign* which worked all of 2002 but spent most of 2001 in a shipyard for repairs.

Contract Drilling Expense. Contract drilling expense for jack-ups decreased $17.7 million in 2002 compared to 2001. Significant reductions in 2002 expenses were as follows:

- $8.2 million for the *Ocean Spartan, Ocean Spur, Ocean Tower* and the *Ocean Heritage* resulting from reduced operating costs while these rigs were in shipyards undergoing upgrades;
- $8.0 million for the *Ocean Champion* which was idle and/or cold stacked during all of 2002 but worked most of 2001; and
- lower comparative costs in 2002 for the *Ocean Nugget, Ocean Crusader,* and the *Ocean Summit* due to repairs that contributed to higher contract drilling expenses during the first half of 2001.

Partially offsetting the lower contract drilling expenses in 2002 were higher costs from the mobilization of the *Ocean Heritage* from Indonesia to Australia and higher labor costs in Australia.

Integrated Services.

Operating income for integrated services decreased $1.2 million during the year ended December 31, 2002 compared to the same period of 2001 resulting from the difference in type and magnitude of projects during those periods. During 2002, an operating loss of $0.6 million resulted primarily from an unprofitable turnkey project in the Gulf of Mexico. During the same period in 2001, operating income of $0.6 million was primarily due to the completion of one international turnkey project and three turnkey permanent plug and abandonment projects in the Gulf of Mexico.

Other.

Other operating income of $7.3 million for the year ended December 31, 2002 increased $9.3 million from the same period in 2001. The increase resulted primarily from a $5.9 million reimbursement of prior year foreign income tax to be received by the Company from its customers and relates to a tax settlement made between the Company and the Norwegian tax authorities in December 2002. The corresponding income tax expense is reflected in "Income tax benefit (expense)" in the Company's Consolidated Statements of Operations.

Also contributing to the higher "Other operating income" in 2002 was a $2.4 million reversal of an accrual made in a prior year for personal injury claims and the elimination of a $1.0 million reserve for inventory obsolescence, from prior years, that was deemed no longer necessary.

Reimbursables, net.

Revenues related to reimbursable items that the Company purchases and/or services it performs at the request of its customers offset by the related expenditures for these items were $2.5 million in 2002 compared to $2.8 million in 2001.

Depreciation and Amortization Expense.

Depreciation and amortization expense for the year ended December 31, 2002 increased $7.5 million over the same period of 2001. Higher 2002 depreciation resulted primarily from depreciation for 2002 capital additions and additional depreciation for the *Ocean Baroness,* which completed its deepwater upgrade and began operations in March 2002. The suspension of goodwill amortization on January 1, 2002 partially offset this increase. Goodwill amortization during the year ended December 31, 2001 was $3.3 million. See Note 1 "— Goodwill" and Note 6 to the Company's Consolidated Financial Statements in Item 8 of this report.

General and Administrative Expense.

General and administrative expense was $3.5 million higher in 2002 than in the comparable period in 2001 primarily due to higher personnel costs and professional expenses, including legal fees, tax and accounting fees and security consulting.

Interest Income.

Interest income of $29.8 million for the year ended December 31, 2002 decreased $18.9 million from $48.7 million for the same period in 2001 primarily due to a reduction in marketable securities held and lower interest rates earned on cash and marketable securities in 2002 compared to 2001.

Interest Expense.

Interest expense of $23.6 million for the year ended December 31, 2002 was $14.5 million lower than in the same period of 2001 primarily due to an $11.9 million pre-tax charge that resulted from the April 2001 redemption of the Company's 3.75% Convertible Subordinated Notes Due 2007 ("3.75% Notes"). In addition, the Company's weighted-average interest rate in 2002 was lower than in 2001 resulting from the redemption in 2001 of the 3.75% Notes and the issuance of the 1.5% Convertible Senior Debentures due 2031 (the "1.5% Debentures") on April 11, 2001. Interest expense was also lower in 2002 than in 2001 due to more interest capitalized to rig upgrades in 2002. Interest capitalized to rig upgrades was $2.9 million in 2002 compared to $2.6 million in 2001. In 2002 interest was capitalized to the *Ocean Baroness* during the final three months of its upgrade and during the entire year for the *Ocean Rover.* See "— Liquidity."

Gain on Sale of Marketable Securities.

Gain on sale of marketable securities of $36.5 million for the year ended December 31, 2002 increased $9.4 million from $27.1 million for the same period in 2001.

Other Income and Expense (Other, net).

Other income of $1.5 million for the year ended December 31, 2002 increased $4.2 million from other expense of $2.7 million for the same period in 2001. Other income in 2002 included a $1.1 million pre-tax gain on foreign exchange forward contracts. See Note 4 "— Derivative Financial Instruments — *Forward Exchange Contracts*" to the Company's Consolidated Financial Statements in Item 8 of this report. Other expense in 2001 included a $10.0 million reserve established for a class action lawsuit which was ultimately settled in June 2002 and was partially offset by a $7.3 million receipt for the settlement of an unrelated lawsuit.

Income Tax Expense.

Income tax expense of $33.7 million for the year ended December 31, 2002 decreased $53.0 million from $86.7 million for the same period in 2001 primarily as a result of a $164.3 million decrease in "Income before income tax expense" in 2002. The annual effective tax rate increased from 33% in 2001 to 35% in 2002. In 2001 the Company made the decision to indefinitely reinvest part of the earnings of its U.K. subsidiaries and the annual effective rate for the year 2001 reflects this decision. The effect of the indefinite reinvestment of the U.K. earnings in 2002 was to lower the annual effective tax rate but this decline was more than offset by prior year foreign tax expense recorded in 2002, primarily $5.9 million for a Norwegian income tax settlement. See "— Other."

Liquidity

A discussion of the sources and uses of cash for the year ended December 31, 2003 compared to the same period in 2002 follows.

	Year Ended December 31, 2003	2002	Change
		(In thousands)	
Net Cash Provided by Operating Activities			
Net (loss) income	$(48,414)	$ 62,520	$(110,934)
Net changes in operating assets and liabilities	(9,413)	56,592	(66,005)
Loss (Gain) on sale of marketable securities	6,884	(36,504)	43,388
Depreciation and other non-cash items, net	213,374	205,702	7,672
	$162,431	$288,310	$(125,879)

Cash generated by a net loss adjusted for non-cash items, including depreciation, for the year ended December 31, 2003 decreased $125.9 million compared to the same period in 2002 primarily due to a decline in the results of operations in 2003.

	Year Ended December 31, 2003	2002	Change
		(In thousands)	
Net Cash Used in Investing Activities			
Purchase of marketable securities	$(2,972,051)	$(5,098,320)	$ 2,126,269
Capital expenditures (excluding rig acquisition)	(208,526)	(273,805)	65,279
Rig acquisition	(63,500)	(67,000)	3,500
Proceeds from sale of assets	2,270	1,640	630
Proceeds from settlement of forward contracts	2,492	1,116	1,376
Proceeds from sale of marketable securities	3,087,164	5,260,922	(2,173,758)
Securities repurchased under repurchase agreements	—	(199,062)	199,062
	$ (152,151)	$ (374,509)	$ 222,358

Net cash used in investing activities decreased $222.4 million during the year ended December 31, 2003 compared to the same period in 2002. During the years ended December 31, 2003 and 2002, cash was provided by the net sale and maturity of certain of the Company's investments in marketable securities, the settlement of forward contracts at favorable exchange rates and the sale of miscellaneous equipment. Cash used during 2003 was for the purchase of the semisubmersible rig, *Omega,* renamed the *Ocean Patriot,* and capital expenditures primarily to complete the upgrade of the *Ocean Rover* and the upgrades of three of the Company's jack-up rigs. During the year ended December 31, 2002, $199.1 million was used for the repurchase of securities sold under repurchase agreements in 2001 and $273.8 million was used for capital expenditures (primarily the *Ocean Baroness* and *Ocean Rover* upgrades). There were no outstanding loaned debt securities sold under repurchase agreements at December 31, 2003. In December 2002 the Company spent $68.5 million ($67.0 million excluding inventory) for the purchase of the *Ocean Vanguard.*

	Year Ended December 31,		
	2003	2002	Change
	(In thousands)		
Net Cash Used in Financing Activities			
Payment of dividends	$(57,022)	$ (65,685)	$ 8,663
Acquisition of treasury stock	(18,211)	(43,424)	25,213
Ocean Alliance lease-leaseback agreement	(11,155)	(10,426)	(729)
Settlement of put options	—	(1,193)	1,193
	$(86,388)	$(120,728)	$34,340

The Company paid cash dividends of $57.0 million to stockholders in 2003 compared to $65.7 million in 2002. Cash dividends paid in 2003 were lower primarily due to a reduction in the dividend rate for dividends paid in December 2003 ($0.0625 per share of common stock) compared to the dividend rate used for payments made in March, June and September of 2003 ($0.125 per share of common stock). The Company reduced the dividend rate due to declines in earnings and in an effort to maintain the Company's strong liquidity position.

During the year ended December 31, 2003, the Company purchased 1,014,000 shares of its common stock at an aggregate cost of $18.2 million, or at an average cost of $17.96 per share. During the year ended December 31, 2002, the Company purchased 1,716,700 shares of its common stock at an aggregate cost of $43.4 million, or at an average cost of $25.30 per share. This includes the Company's purchase of 500,000 shares of its common stock at an aggregate cost of $20.0 million, or $40.00 per share, upon the exercise of put options sold in February 2001. See "— Treasury Stock and Common Equity Put Options" in Note 1 to the Company's Consolidated Financial Statements in Item 1 of Part I of this report. Depending on market conditions, the Company may, from time to time, purchase shares of its common stock or issue put options in the open market or otherwise.

Cash used in financing activities in 2003 and 2002 included payments of $11.2 million and $10.4 million, respectively, in accordance with the Company's December 2000 lease-leaseback agreement with a European bank. As of December 31, 2003, three of five annual installments of $13.7 million each (including principal and interest) had been made. The lease-leaseback agreement provided for the Company to lease the *Ocean Alliance,* one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. This financing agreement has an effective interest rate of 7.13% and is an unsecured obligation of the Company.

Cash was also used during 2002 for payments totaling $1.2 million for the settlement of put options which covered 1,000,000 shares of the Company's common stock. The options gave the holders the right to require the Company to repurchase up to the contracted number of shares of its common stock at the stated exercise price per share at any time prior to their expiration. The Company had the option to settle in cash or shares of its common stock. Put options sold in 2001, which covered 187,321 shares of the Company's common stock, expired during 2002. See "— Treasury Stock and Common Equity Put Options" in Note 1 to the Company's Consolidated Financial Statements in Item 1 of this report.

Contractual Cash Obligations.

	Payments Due By Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
			(In thousands)		
Contractual Obligations					
Long-term debt — principal	$ 939,999	$11,969	$12,818	$ —	$ 915,212
Long-term debt — interest	595,170	8,663	14,714	13,800	557,993
Operating leases	1,982	1,438	512	32	—
Performance, bid, customs and export bonds	68,975	34,928	26,470	7,577	—
Total obligations	$1,606,126	$56,998	$54,514	$21,409	$1,473,205

Purchase obligations at December 31, 2003 related to direct rig operations are excluded from the above table as there are no purchase obligations for major rig upgrades or any other significant obligations other than those necessary for the normal course of business that existed at December 31, 2003.

Payments of the Company's long-term debt, including interest, could be accelerated due to certain rights that holders of the Company's debentures have to put the securities to the Company. See discussion below.

1.5% Debentures

The Company's $460.0 million principal amount of 1.5% Debentures that it issued on April 11, 2001 are due April 15, 2031. The 1.5% Debentures are convertible into shares of the Company's common stock at an initial conversion rate of 20.3978 shares per $1,000 principal amount of the 1.5% Debentures, subject to adjustment in certain circumstances. Upon conversion, the Company has the right to deliver cash in lieu of shares of the Company's common stock.

Holders may require the Company to purchase all or a portion of their 1.5% Debentures on April 15, 2008, at a price equal to 100% of the principal amount of the 1.5% Debentures to be purchased plus accrued and unpaid interest. The Company may choose to pay the purchase price in cash or shares of the Company's common stock or a combination of cash and common stock. In addition, holders may require the Company to purchase, for cash, all or a portion of their 1.5% Debentures upon a change in control (as defined).

The Company may redeem all or a portion of the 1.5% Debentures at any time on or after April 15, 2008, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Zero Coupon Debentures

The Company's Zero Coupon Debentures issued on June 6, 2000 at a price of $499.60 per $1,000 debenture, which represents a yield to maturity of 3.50% per year, are due June 6, 2020. The Company will not pay interest prior to maturity unless it elects to convert the Zero Coupon Debentures to interest-bearing debentures upon the occurrence of certain tax events. The Zero Coupon Debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into the Company's common stock at a fixed conversion rate of 8.6075 shares of common stock per $1,000 principal amount of the Zero Coupon Debentures, subject to adjustment in certain circumstances. The Zero Coupon Debentures are senior unsecured obligations of the Company.

The Company has the right to redeem the Zero Coupon Debentures, in whole or in part, after June 6, 2005, for a price equal to the issuance price plus accrued original issue discount through the date of redemption. Holders have the right to require the Company to repurchase the Zero Coupon Debentures on the fifth, tenth and fifteenth anniversaries of issuance at the accreted value through the date of repurchase. The Company may pay such repurchase price with either cash or shares of the Company's common stock or a combination of cash and shares of common stock.

The aggregate principal amount at maturity will be $805.0 million assuming no conversions or redemptions occur prior to the maturity date.

Letters of Credit.

The Company is contingently liable as of December 31, 2003 in the amount of $69.0 million under certain performance, bid, customs and export bonds. On the Company's behalf, banks have issued letters of credit securing certain of these bonds. Agreements with these banks contain terms that allow the banks to require cash collateralization of the entire line for any reason.

Credit Ratings.

As of the date of this report, the Company's current credit rating is Baa1 for Moody's Investors Services ("Moody's") and A for Standard & Poor's. In 2003 Moody's lowered its ratings of the Company's long-term debt to Baa1 from A3. In addition, Standard & Poor's placed ratings of the Company's debt under review for a possible downgrade. Moody's lowered the Company's ratings primarily due to financial performance that was below Moody's expectations to be considered an A3 rating level. Although the Company's long-term ratings continue at investment grade levels, lower ratings could result in higher interest rates on future debt issuances.

Other.

The Company has the ability to issue an aggregate of approximately $117.5 million in debt, equity and other securities under a shelf registration statement. In addition, the Company may issue, from time to time, up to eight million shares of common stock, shares which are registered under an acquisition shelf registration statement (upon effectiveness of an amendment thereto reflecting the effect of the two-for-one stock split declared in July 1997), in connection with one or more acquisitions by the Company of securities or assets of other businesses.

At December 31, 2003 and December 31, 2002, the Company had no off-balance sheet debt.

The Company believes it has the financial resources needed to meet its business requirements in the foreseeable future, including capital expenditures for rig upgrades and continuing rig enhancements, and working capital requirements.

Capital Resources

Cash required to meet the Company's capital commitments is determined by evaluating the need to upgrade rigs to meet specific customer requirements and by evaluating the Company's ongoing rig equipment replacement and enhancement programs, including water depth and drilling capability upgrades. It is management's opinion that operating cash flows and the Company's cash reserves will be sufficient to meet these capital commitments; however, the Company will continue to make periodic assessments based on industry conditions. In addition, the Company may, from time to time, issue debt or equity securities, or a combination thereof, to finance capital expenditures, the acquisition of assets and businesses or for general corporate purposes. The Company's ability to effect any such issuance will be dependent on the Company's results of operations, its current financial condition, current market conditions and other factors beyond its control.

During the year ended December 31, 2003, the Company spent $102.7 million, including capitalized interest expense, for rig upgrades, of which $67.0 million was for the deepwater upgrade of the *Ocean Rover* and $35.7 million was for the upgrade of six of the Company's jack-up rigs.

The Company has budgeted approximately $15 million during 2004 to upgrade one of the Company's high specification semisubmersible units, the *Ocean America* with capabilities making it more suitable for developmental drilling.

The upgrade of the *Ocean Rover,* which began in January 2002, was completed early in July 2003 on time and under budget. The project was completed for approximately $188 million, below management's original estimated cost of $200 million. The rig commenced its contract with Murphy Sabah Oil Company, Ltd. on July 10, 2003 for a minimum three-well drilling program offshore Malaysia.

The Company's two-year program to expand the capabilities of its jack-up fleet by significantly upgrading 6 of its 14 jack-up rigs has been completed. Three of these upgrades were completed in 2002, two were completed in 2003 and the one was completed early in 2004. The *Ocean Sovereign,* a 250-foot water depth independent-leg cantilever rig prior to the upgrade, completed leg extension installations in May 2003 allowing the rig to work in water depths up to 300 feet. The cost of this upgrade was approximately $11 million. The *Ocean Tower,* a 350-foot water depth capability independent-leg slot rig prior to its upgrade, completed its cantilever upgrade in March 2003 for approximately $27 million. The installation of a cantilever package on the *Ocean Titan* was completed in early 2004 for approximately $22 million.

During the year ended December 31, 2003, the Company spent $105.8 million on its continuing rig capital maintenance program (other than rig upgrades) and to meet other corporate capital expenditure requirements. In addition, the Company spent $65.0 million ($63.5 million capitalized to rig equipment) for the purchase of the third-generation semisubmersible drilling rig, *Omega,* renamed the *Ocean Patriot.*

The Company has budgeted $66 million for 2004 capital expenditures associated with its ongoing rig equipment replacement and enhancement programs and other corporate requirements.

The Company expects to finance its 2004 capital expenditures through the use of existing cash balances or internally generated funds.

Other

Currency Risk. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. Currency environments in which the Company has material business operations include Mexico, Brazil, the U.K., Australia, Indonesia, Malaysia and Vietnam. When possible, the Company attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency with the balance of the contract payable in U.S. dollars. At present, however, only a limited number of the Company's contracts are payable both in U.S. dollars and the local currency. The Company has not hedged its exposure to changes in the exchange rate between U.S. dollars and the local currencies but it may seek to do so in the future.

Currency translation adjustments are accumulated in a separate section of stockholders' equity. When the Company ceases its operations in a currency environment, the accumulated adjustments are recognized currently in results of operations. The effect on results of operations from these translation gains and losses has not been material and are not expected to have a significant effect in the future.

Forward Exchange Contracts. In some instances, a foreign exchange forward contract is used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates. In June 2002 the Company entered into forward contracts to purchase 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from August 29, 2002 through June 26, 2003 and 3.8 million Australian dollars to be purchased on July 31, 2003. In July 2001 the Company entered into 12 forward contracts to purchase 3.5 million Australian dollars at each month end through July 31, 2002. As of December 31, 2003, the Company had satisfied all obligations under these contracts and has not entered into any new forward exchange contracts.

Recent Accounting Pronouncements

In May 2003 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company's adoption of SFAS No. 150 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is to be applied prospectively for contracts entered into or modified after June 30, 2003. For contracts involving hedging relationships, SFAS No. 149 should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company's adoption of SFAS No. 149 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

Forward-Looking Statements

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words "expect," "intend," "plan," "predict," "anticipate," "estimate," "believe," "should," "could," "may," "might," "will be," "will continue," "will likely result," "project," "forecast," "budget" and similar expressions. Statements by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning possible or assumed future results of operations of the Company and statements about the following subjects:

- future market conditions and the effect of such conditions on the Company's future results of operations (see "— Industry Conditions");
- future uses of and requirements for financial resources (see "— Liquidity" and "— Capital Resources");
- interest rate and foreign exchange risk (see "— other" and "Quantitative and Qualitative Disclosures About Market Risk");
- future contractual obligations (see "— Industry Conditions," "— Operations Outside the United States" and "— Liquidity — Contractual Cash Obligations");
- future operations outside the United States including, without limitation, the Company's operations in Mexico (see "— Industry Conditions" and "— Operations Outside the United States");
- business strategy;
- growth opportunities;
- competitive position;
- expected financial position;
- future cash flows;
- future dividends;
- financing plans;
- tax planning;
- budgets for capital and other expenditures (see "— Capital Resources");

- timing and cost of completion of rig upgrades and other capital projects (see "— Capital Resources");
- delivery dates and drilling contracts related to rig conversion and upgrade projects (see "— Industry Conditions" and "— Capital Resources");
- plans and objectives of management;
- performance of contracts (see "— Industry Conditions," "— Operations Outside the United States" and "— Integrated Services");
- outcomes of legal proceedings;
- compliance with applicable laws; and
- adequacy of insurance or indemnification.

Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those expected, projected or expressed in forward-looking statements. Such risks and uncertainties include, among others, the following:

- general economic and business conditions;
- worldwide demand for oil and natural gas;
- changes in foreign and domestic oil and gas exploration, development and production activity;
- oil and natural gas price fluctuations and related market expectations;
- the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;
- policies of the various governments regarding exploration and development of oil and gas reserves;
- advances in exploration and development technology;
- the political environment of oil-producing regions;
- casualty losses;
- operating hazards inherent in drilling for oil and gas offshore;
- industry fleet capacity;
- market conditions in the offshore contract drilling industry, including dayrates and utilization levels;
- competition;
- changes in foreign, political, social and economic conditions;
- risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment and assets;
- risks of potential contractual liabilities pursuant to the Company's various drilling contracts in effect from time to time;
- foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;
- risks of war, military operations, other armed hostilities, terrorist acts and embargoes;
- changes in offshore drilling technology, which could require significant capital expenditures in order to maintain competitiveness;
- regulatory initiatives and compliance with governmental regulations;
- compliance with environmental laws and regulations;

- customer preferences;
- effects of litigation;
- cost, availability and adequacy of insurance;
- adequacy of the Company's sources of liquidity;
- risks inherent in turnkey operations, including the risk of failure to complete a well and cost overruns;
- the availability of qualified personnel to operate and service the Company's drilling rigs; and
- various other matters, many of which are beyond the Company's control.

The risks included here are not exhaustive. Other sections of this report and the Company's other filings with the SEC include additional factors that could adversely affect the Company's business, results of operations and financial performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Forward-looking statements included in this report speak only as of the date of this report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

The information included in this Item 7A is considered to constitute "forward-looking statements" for purposes of the statutory safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements" in Item 7 of this report.

The Company's measure of market risk exposure represents an estimate of the change in fair value of its financial instruments. Market risk exposure is presented for each class of financial instrument held by the Company at December 31, 2003 and December 31, 2002, assuming immediate adverse market movements of the magnitude described below. The Company believes that the various rates of adverse market movements represent a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss or any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since the Company's investment portfolio is subject to change based on its portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur.

Exposure to market risk is managed and monitored by senior management. Senior management approves the overall investment strategy employed by the Company and has responsibility to ensure that the investment positions are consistent with that strategy and the level of risk acceptable to it. The Company may manage risk by buying or selling instruments or entering into offsetting positions.

Interest Rate Risk

The Company has exposure to interest rate risk arising from changes in the level or volatility of interest rates. The Company's investments in marketable securities are primarily in fixed maturity securities. The Company monitors its sensitivity to interest rate risk by evaluating the change in the value of its financial assets and liabilities due to fluctuations in interest rates. The evaluation is performed by applying an instantaneous change in interest rates by varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on the recorded market value of the Company's investments and the resulting effect on stockholders' equity. The analysis presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices which the Company believes are reasonably possible over a one-year period.

The sensitivity analysis estimates the change in the market value of the Company's interest sensitive assets and liabilities that were held on December 31, 2003 and December 31, 2002, due to instantaneous parallel shifts in the yield curve of 100 basis points, with all other variables held constant.

The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly, the analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes in market interest rates on the Company's earnings or stockholders' equity. Further, the computations do not contemplate any actions the Company could undertake in response to changes in interest rates.

The Company's long-term debt, as of December 31, 2003 and December 31, 2002 is denominated in U.S. dollars. The Company's debt has been primarily issued at fixed rates, and as such, interest expense would not be impacted by interest rate shifts. The impact of a 100-basis point increase in interest rates on fixed rate debt would result in a decrease in market value of $150.5 million and $153.8 million, respectively. A 100-basis point decrease would result in an increase in market value of $186.8 million and $192.7 million, respectively.

Foreign Exchange Risk

Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of financial instruments. In mid-2002 the Company had contracted to purchase approximately 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from August 29,

2002 through June 26, 2003, and 3.8 million Australian dollars to be purchased on July 31, 2003. These foreign exchange forward contracts are recorded at their fair value determined by discounting future cash flows at current forward rates. As of December 31, 2003, the Company had satisfied all obligations under these contracts and has not entered into any new forward exchange contracts. At December 31, 2002, an asset of $0.2 million reflecting the fair value of the forward contracts was included with "Prepaid expenses and other" in the Consolidated Balance Sheet. The sensitivity analysis assumes an instantaneous 20% change in the foreign currency exchange rates versus the U.S. dollar from their levels at December 31, 2002, with all other variables held constant.

The following table presents the Company's market risk by category (interest rates and foreign currency exchange rates):

	Fair Value Asset (Liability)		Market Risk	
	December 31,		December 31,	
	2003	2002	2003	2002
	(In thousands)			
Category of risk exposure:				
Interest rate:				
Marketable securities	$503,995(a)	$ 627,614(a)	$700(c)	$21,500(c)
Long-term debt	(909,100)(b)	(901,800)(b)		
Foreign Exchange	—	151	—	2,300(d)

(a) The fair market value of the Company's investment in marketable securities is based on the quoted closing market prices on December 31, 2003 and December 31, 2002.

(b) The fair values of the Company's 1.5% Debentures due 2031 and zero coupon convertible debentures due 2020 are based on the quoted closing market prices on December 31, 2003 and December 31, 2002. The fair value of the Company's *Ocean Alliance* lease-leaseback agreement is based on the present value of estimated future cash flows using a discount rate of 2.08% for December 31, 2003 and 6.62% for December 31, 2002.

(c) The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of an increase in interest rates of 100 basis points at December 31, 2003 and December 31, 2002.

(d) The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of a decrease in foreign exchange rates of 20% at December 31, 2002.

Item 8. ***Financial Statements and Supplementary Data.***

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Diamond Offshore Drilling, Inc. and subsidiaries
Houston, Texas

We have audited the accompanying consolidated balance sheets of Diamond Offshore Drilling, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Diamond Offshore Drilling, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

DELOITTE & TOUCHE LLP

Houston, Texas
February 26, 2004

DIAMOND OFFSHORE DRILLING, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 106,345	$ 182,453
Marketable securities	503,995	627,614
Accounts receivable	154,124	146,957
Rig inventory and supplies	48,035	45,405
Prepaid expenses and other	22,764	28,870
Total current assets	835,263	1,031,299
Drilling and other property and equipment, net of accumulated depreciation	2,257,876	2,164,627
Goodwill, net of accumulated amortization of $30,684	11,099	24,714
Other assets	30,781	35,668
Total assets	$3,135,019	$3,256,308
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 11,969	$ 11,155
Accounts payable	15,653	37,264
Accrued liabilities	65,617	63,113
Taxes payable	6,761	4,413
Total current liabilities	100,000	115,945
Long-term debt	928,030	924,475
Deferred tax liability	384,505	375,309
Other liabilities	42,004	33,065
Total liabilities	1,454,539	1,448,794
Commitments and contingencies (Note 10)	—	—
Stockholders' equity:		
Preferred stock (par value $0.01, 25,000,000 shares authorized, none issued and outstanding)	—	—
Common stock (par value $0.01, 500,000,000 shares authorized, 133,457,055 shares issued and 129,322,455 and 130,336,455 shares outstanding at December 31, 2003 and December 31, 2002, respectively)	1,335	1,335
Additional paid-in capital	1,263,692	1,263,692
Retained earnings	515,906	621,342
Accumulated other comprehensive losses	(4,117)	(730)
Treasury stock, at cost (4,134,600 and 3,120,600 shares at December 31, 2003 and 2002, respectively)	(96,336)	(78,125)
Total stockholders' equity	1,680,480	1,807,514
Total liabilities and stockholders' equity	$3,135,019	$3,256,308

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Revenues:			
Contract drilling	$652,098	$724,213	$885,349
Revenues related to reimbursable expenses	28,843	28,348	38,951
Total revenues	680,941	752,561	924,300
Operating expenses:			
Contract drilling	487,839	468,272	467,547
Reimbursable expenses	26,050	25,885	36,151
Depreciation and amortization	175,578	177,495	170,017
General and administrative	28,868	29,009	25,502
Write down of rigs	1,598	—	—
Gain on sale of assets	(669)	(84)	(327)
Total operating expenses	719,264	700,577	698,890
Operating (loss) income	(38,323)	51,984	225,410
Other income (expense):			
Interest income	12,007	29,767	48,682
Interest expense	(23,928)	(23,583)	(38,085)
(Loss) gain on sale of marketable securities	(6,884)	36,504	27,141
Other, net	2,891	1,502	(2,663)
(Loss) income before income tax expense	(54,237)	96,174	260,485
Income tax benefit (expense)	5,823	(33,654)	(86,662)
Net (loss) income	$(48,414)	$ 62,520	$173,823
(Loss) earnings per share:			
Basic	$ (0.37)	$ 0.48	$ 1.31
Diluted	$ (0.37)	$ 0.47	$ 1.26
Weighted-average shares outstanding:			
Shares of common stock	130,253	131,285	132,886
Dilutive potential shares of common stock	—	9,428	9,479
Total weighted-average shares outstanding assuming dilution	130,253	140,713	142,365

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gains (Losses)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
	(In thousands, except number of shares)							
January 1, 2001	133,150,477	$1,332	$1,248,665	$517,186	$ 670	—	$ —	$1,767,853
Net income	—	—	—	173,823	—	—	—	173,823
Treasury stock purchase	—	—	—	—	—	1,403,900	(37,768)	(37,768)
Dividends to stockholders ($0.50 per share)	—	—	—	(66,502)	—	—	—	(66,502)
Put option premiums	—	—	6,876	—	—	—	—	6,876
Conversion of long-term debt	306,578	3	12,411	—	—	—	—	12,414
Exchange rate changes, net	—	—	—	—	(170)	—	—	(170)
Loss on investments, net	—	—	—	—	(620)	—	—	(620)
Minimum pension adjustment	—	—	—	—	(2,760)	—	—	(2,760)
December 31, 2001	133,457,055	1,335	1,267,952	624,507	(2,880)	1,403,900	(37,768)	1,853,146
Net income	—	—	—	62,520	—	—	—	62,520
Treasury stock purchase	—	—	—	—	—	1,716,700	(43,424)	(43,424)
Dividends to stockholders ($0.50 per share)	—	—	—	(65,685)	—	—	—	(65,685)
Put option premiums	—	—	(4,260)	—	—	—	3,067	(1,193)
Exchange rate changes, net	—	—	—	—	(678)	—	—	(678)
Gain on investments, net	—	—	—	—	68	—	—	68
Minimum pension adjustment	—	—	—	—	2,760	—	—	2,760
December 31, 2002	133,457,055	1,335	1,263,692	621,342	(730)	3,120,600	(78,125)	1,807,514
Net loss	—	—	—	(48,414)	—	—	—	(48,414)
Treasury stock purchase	—	—	—	—	—	1,014,000	(18,211)	(18,211)
Dividends to stockholders ($0.438 per share)	—	—	—	(57,022)	—	—	—	(57,022)
Exchange rate changes, net	—	—	—	—	(288)	—	—	(288)
Loss on investments, net	—	—	—	—	(3,099)	—	—	(3,099)
December 31, 2003	133,457,055	$1,335	$1,263,692	$515,906	$(4,117)	4,134,600	$(96,336)	$1,680,480

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Net (Loss) income	$(48,414)	$62,520	$173,823
Other comprehensive (losses) gains, net of tax:			
Foreign currency translation loss	(288)	(678)	(170)
Unrealized holding (loss) gain on investments	(311)	2,708	2,501
Reclassification adjustment for loss included in net income	(2,788)	(2,640)	(3,121)
Minimum pension liability adjustment	—	2,760	(2,760)
Total other comprehensive (loss) gain	(3,387)	2,150	(3,550)
Comprehensive (loss) income	$(51,801)	$64,670	$170,273

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Operating activities:			
Net (loss) income	$ (48,414)	$ 62,520	$ 173,823
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	175,578	177,495	170,017
Write-down of rigs	1,598	—	—
Gain on sale of assets	(669)	(84)	(327)
(Gain) loss on sale of marketable securities, net	6,884	(36,504)	(27,141)
Loss from early debt extinguishment	—	—	11,880
Deferred tax provision	23,213	16,598	74,264
Accretion of discounts on marketable securities	(3,051)	(4,603)	(2,369)
Amortization of debt issuance costs	1,181	1,302	1,482
Accretion of discount on zero coupon convertible debentures	15,524	14,994	14,481
Changes in operating assets and liabilities:			
Accounts receivable	(7,167)	46,696	(40,201)
Rig inventory and supplies and other current assets	5,111	13,896	3
Other assets, non-current	3,706	1,176	(11,178)
Accounts payable and accrued liabilities	(19,107)	9,086	(518)
Taxes payable	2,348	(8,381)	5,285
Other liabilities, non-current	8,939	(3,324)	5,411
Other items, net	(3,243)	(2,557)	(4,176)
Net cash provided by operating activities	162,431	288,310	370,736
Investing activities:			
Capital expenditures (excluding rig acquisitions)	(208,526)	(273,805)	(268,617)
Rig acquisitions	(63,500)	(67,000)	—
Proceeds from sale of assets	2,270	1,640	1,726
Proceeds from sale and maturities of marketable securities	3,087,164	5,260,922	2,468,971
Purchase of marketable securities	(2,972,051)	(5,098,320)	(2,467,218)
Securities (repurchased) sold under repurchase agreements	—	(199,062)	199,062
Proceeds from settlement of forward contracts	2,492	1,116	226
Net cash used in investing activities	(152,151)	(374,509)	(65,850)
Financing activities:			
Acquisition of treasury stock	(18,211)	(43,424)	(37,768)
Proceeds from sale of put options	—	—	6,876
Settlement of put options	—	(1,193)	—
Payment of dividends	(57,022)	(65,685)	(66,502)
Payments under lease-leaseback agreement	(11,155)	(10,426)	(9,732)
Early extinguishment of debt — 3.75% Notes	—	—	(395,622)
Issuance of 1.5% Debentures	—	—	460,000
Debt issuance costs — 1.5% Debentures	—	—	(10,899)
Net cash used in financing activities	(86,388)	(120,728)	(53,647)
Net change in cash and cash equivalents	(76,108)	(206,927)	251,239
Cash and cash equivalents, beginning of year	182,453	389,380	138,141
Cash and cash equivalents, end of year	$ 106,345	$ 182,453	$ 389,380

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Business

Diamond Offshore Drilling, Inc. (the "Company") was incorporated in Delaware on April 13, 1989. As of February 23, 2004, Loews Corporation ("Loews") owned 54.2% of the outstanding shares of common stock of the Company.

The Company, through wholly owned subsidiaries, engages in the worldwide contract drilling of offshore oil and gas wells and is a leader in deep water drilling. Currently, the fleet is comprised of 30 semisubmersible rigs, 14 jack-up rigs and one drillship.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of significant intercompany transactions and balances.

Cash and Cash Equivalents and Marketable Securities

Short-term, highly liquid investments that have an original maturity of three months or less and deposits in money market mutual funds that are readily convertible into cash are considered cash equivalents.

The Company's investments are classified as available for sale and stated at fair value. Accordingly, any unrealized gains and losses, net of taxes, are reported in the Consolidated Balance Sheets in "Accumulated other comprehensive losses" until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and such adjustments are included in the Consolidated Statements of Operations in "Interest income." The sale and purchase of securities are recorded on the date of the trade. The cost of debt securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary are reported in the Consolidated Statements of Operations in "Other income (expense)."

Derivative Financial Instruments

Derivative financial instruments of the Company include forward exchange contracts and a contingent interest provision that is embedded in the 1.5% convertible senior debentures due 2031 (the "1.5% Debentures") issued on April 11, 2001. See Note 4.

Supplementary Cash Flow Information

Cash payments made for interest on long-term debt, including commitment fees, totaled $9.5 million, $10.2 million, and $17.1 million during the years ended December 31, 2003, 2002, and 2001, respectively.

Cash payments for foreign income taxes, net of foreign tax refunds, were $8.5 million, $14.7 million, and $4.3 million during the years ended December 31, 2003, 2002, and 2001, respectively. A $39.0 million and $17.3 million net cash refund of U.S. income tax was received during the years ended December 31, 2003 and 2002, respectively. Cash payments for U.S. income taxes totaling $28.8 million were made during the year ended December 31, 2001.

Rig Inventory and Supplies

Inventories primarily consist of replacement parts and supplies held for use in the operations of the Company. Inventories are stated at the lower of cost or estimated value.

Drilling and Other Property and Equipment

Drilling and other property and equipment is carried at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which meet certain criteria, are capitalized. Costs incurred for major rig upgrades are accumulated in construction work-in-progress, with no depreciation recorded on the additions, until the month the upgrade is completed and the rig is placed in service. Upon retirement or sale of a rig, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations. Depreciation is amortized up to applicable salvage values by applying the straight-line method over the remaining estimated useful lives from the year the asset is placed in service.

Capitalized Interest

Interest cost for construction and upgrade of qualifying assets is capitalized. A reconciliation of the Company's total interest cost to "Interest expense" as reported in the Consolidated Statements of Operations is as follows:

	For the Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Total interest cost including amortization of debt issuance costs	$26,129	$26,461	$28,850
Capitalized interest	(2,201)	(2,878)	(2,645)
Loss from early extinguishment of debt	—	—	11,880
Total interest expense as reported	$23,928	$23,583	$38,085

Interest on the *Ocean Rover* was capitalized through July 10, 2003, when its upgrade was complete. As of December 31, 2003, there were no capital projects in progress for which interest was being capitalized.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated all of the cold stacked rigs in its fleet during 2003 and, as a result, the *Ocean Century* and *Ocean Prospector* were written down $1.6 million to their fair market values of $375,000 each. These rigs were subsequently sold for $375,000 each (pre-tax) in December 2003. No other instance of impairment was noted.

Goodwill

Prior to January 1, 2002, goodwill from the merger with Arethusa (Off-Shore) Limited ("Arethusa") had been amortized on a straight-line basis over 20 years. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 and, accordingly, suspended amortization of goodwill. On January 1, 2002, goodwill and accumulated amortization was $69.0 million and $30.7 million, respectively.

Adjustments of $13.6 million during each of the years ended December 31, 2003, 2002 and 2001 were recorded to reduce goodwill. The adjustments represent the tax benefits not previously recognized for the excess of tax deductible goodwill over book goodwill. The Company will continue to reduce goodwill in future periods as the tax benefits of excess tax goodwill over book goodwill are recognized. Goodwill is expected to be reduced to zero in the fourth quarter of 2004. See Note 6.

Debt Issuance Costs

Debt issuance costs are included in the Consolidated Balance Sheets in "Other assets" and are amortized over the term of the related debt.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's non-U.S. income tax liabilities are based upon the results of operations of the various subsidiaries and foreign branches in those jurisdictions in which they are subject to taxation.

In 2002 the Company formed a Cayman Island corporation, Diamond Offshore International Limited, which is a wholly-owned subsidiary of Diamond Offshore Drilling, Inc. Certain of the Company's rigs that operate internationally are now owned and operated, directly or indirectly, by the Cayman Islands subsidiary. Effective January 1, 2003, the Company began to postpone remittance of the earnings from this subsidiary (which included its U.K. subsidiaries) to the U.S. and indefinitely reinvest these earnings internationally. Consequently, no U.S. taxes were provided on these earnings and no U.S. tax benefits were recognized on losses during the year ended 2003. Beginning in 2001, the Company decided to indefinitely reinvest a portion of the earnings of its U.K. subsidiaries. Consequently, no U.S. deferred taxes were provided on these earnings in 2002 or in 2001.

Treasury Stock and Common Equity Put Options

Depending on market conditions, the Company may, from time to time, purchase shares of its common stock or issue put options in the open market. The purchase of treasury stock is accounted for using the cost method which reports the cost of the shares acquired in "Treasury stock" as a deduction from stockholders' equity in the Consolidated Balance Sheets.

During the year ended December 31, 2003, the Company purchased 1,014,000 shares of its common stock at an aggregate cost of $18.2 million, or at an average cost of $17.96 per share.

During the year ended December 31, 2002, the Company purchased 1,716,700 shares of its common stock at an aggregate cost of $43.4 million, or at an average cost of $25.30 per share. This includes the Company's purchase of 500,000 shares of its common stock at an aggregate cost of $20.0 million, or at an average cost of $40.00 per share, upon the exercise of put options sold in February 2001. The Company reduced "Additional paid-in-capital" in the Consolidated Balance Sheet by $3.1 million, the amount of the premium received for the sale of these put options, and reported the net cost of the shares, $16.9 million, in "Treasury stock." During the year ended December 31, 2001, the Company purchased 1,403,900 shares of its common stock at an aggregate cost of $37.8 million, or at an average cost of $26.90 per share.

As of December 31, 2003, Loews owned 54.2% of the outstanding shares of common stock of the Company. The Company had been a wholly owned subsidiary of Loews prior to its initial public offering in October 1995. The increase of Loews ownership from 53.8% at December 31, 2002 to 54.2% at December 31, 2003 is a result of the Company's purchase of its common stock during 2003.

The Company settled put options which covered 1,000,000 shares of its common stock during the year ended December 31, 2002, with cash payments totaling $1.2 million and reduced "Additional paid-in-capital" in the Consolidated Balance Sheet for amounts paid to settle these put options. The Company's remaining put options sold in 2001, which covered 187,321 shares of the Company's common stock, expired during 2002. There were no common equity put option transactions during 2003 and none outstanding at December 31, 2003 and 2002.

Stock-Based Compensation

In 2000 the Company adopted a stock option plan ("2000 Stock Option Plan") whereby certain of the Company's employees, consultants and non-employee directors may be granted options to purchase stock. The Company accounts for the 2000 Stock Option Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. See Note 13. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net (loss) income and (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31,		
	2003	2002	2001
	(In thousands except per share amounts)		
Net (loss) income as reported	$(48,414)	$62,520	$173,823
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(1,122)	(925)	(677)
Pro forma net (loss) income	$(49,536)	$61,595	$173,146
(Loss) earnings Per Share of Common Stock:			
As reported	$ (0.37)	$ 0.48	$ 1.31
Pro forma	$ (0.38)	$ 0.47	$ 1.30
(Loss) earnings Per Share of Common Stock — assuming dilution:			
As reported	$ (0.37)	$ 0.47	$ 1.26
Pro forma	$ (0.38)	$ 0.47	$ 1.26

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances except those transactions resulting from investments by owners and distributions to owners. Comprehensive income includes net income, foreign currency translation gains and losses, minimum pension liability adjustments and unrealized holding gains and losses on marketable securities. See Note 9.

Currency Translation

The Company's primary functional currency is the U.S. dollar. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. These subsidiaries translate assets and liabilities at year-end exchange rates while income and expense accounts are translated at average exchange rates. Translation adjustments are reflected in the Consolidated Balance Sheets in "Accumulated other comprehensive losses." Currency transaction gains and losses are included in the Consolidated Statements of Operations in "Other income (expense)." Additionally, translation gains and losses of subsidiaries operating in hyperinflationary economies are included in operating results.

Revenue Recognition

Income from dayrate drilling contracts is recognized currently. In connection with such drilling contracts, the Company may receive lump-sum fees for the mobilization of equipment and personnel. The excess of mobilization fees received over costs incurred to mobilize an offshore rig from one market to another is recognized in income over the primary term of the related drilling contract. Absent a contract, mobilization costs are recognized currently. Lump-sum payments received from customers relating to specific contracts are deferred and amortized to income over the primary term of the drilling contract.

Income from offshore turnkey drilling contracts is recognized on the completed contract method, with revenues accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Provisions for future losses on turnkey drilling contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract. It is the Company's intent not to pursue contracts for integrated services, which includes turnkey contracts, except in very limited circumstances.

Income from reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of the customer in accordance with a contract or agreement is recorded, for the gross amount billed to the customer, as "Revenues related to reimbursable expenses" in the Consolidated Statements of Operations.

Recent Accounting Pronouncements

In May 2003 the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company's adoption of SFAS No. 150 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is to be applied prospectively for contracts entered into or modified after June 30, 2003. For contracts involving hedging relationships, SFAS No. 149 should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company's adoption of SFAS No. 149 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Reclassifications

Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

Fair Value of Financial Instruments

The Company provides fair value information of its financial instruments in the notes to the consolidated financial statements. See Note 11. The carrying amount of the Company's current financial instruments approximate fair value because of the short maturity of these instruments. For non-current financial instruments the Company uses quoted market prices when available and discounted cash flows to estimate fair value.

2. (Loss) Earnings Per Share

A reconciliation of the numerators and the denominators of the basic and diluted per-share computations follows:

	Year Ended December 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Net (loss) income- basic (numerator):	$(48,414)	$ 62,520	$173,823
Effect of dilutive potential shares			
Convertible subordinated notes — 3.75%	—	—	2,424
Zero coupon convertible debentures	—	—	—
Convertible senior debentures — 1.5%	—	4,164	3,062
Net (loss) income including conversions — diluted (numerator):	$(48,414)	$ 66,684	$179,309
Weighted-average shares — basic (denominator):	130,253	131,285	132,886
Effect of dilutive potential shares			
Convertible subordinated notes — 3.75%	—	—	2,564
Zero coupon convertible debentures	—	—	—
Convertible senior debentures — 1.5%	—	9,383	6,812
Stock options	—	4	1
Put options	—	41	102
Weighted-average shares including conversions — diluted (denominator):	130,253	140,713	142,365
(Loss) earnings per share:			
Basic	$ (0.37)	$ 0.48	$ 1.31
Diluted	$ (0.37)	$ 0.47	$ 1.26

The computation of diluted earnings per share ("EPS") for the years ended December 31, 2003, 2002 and 2001 excludes approximately 6.9 million potentially dilutive shares issuable upon conversion of the Company's zero coupon convertible debentures due 2020 (the "Zero Coupon Debentures"), issued in June 2000. The computation of diluted EPS for the year ended December 31, 2003 excludes approximately 9.4 million potentially dilutive shares issuable upon conversion of the Company's 1.5% Debentures. Potentially dilutive shares were excluded from the computation of diluted EPS because the inclusion of such shares would be antidilutive.

Put options covering 1,687,321 shares of common stock at various stated exercise prices per share were outstanding during part of 2002 prior to their expiration or settlement. All of these put options were outstanding at December 31, 2001. However, the computation of diluted EPS for the years ended December 31, 2002 and 2001 excluded put options covering 187,321 shares of common stock. Certain put options were excluded from the computation of diluted EPS because the options' exercise prices were less than the average market price per share of the common stock.

Certain stock options were excluded from the computation of diluted EPS because the options' exercise prices were more than the average market price per share of the common stock. Stock options representing 464,275 shares, 377,525 shares and 182,700 shares of common stock were excluded for the years ended December 31, 2003, 2002 and 2001, respectively.

Incremental shares calculated from stock options with average market prices that exceeded their exercise prices during the period (in-the-money options) were excluded from the computation of diluted EPS for the year ended December 31, 2003 because potential shares of common stock are not included when a loss from continuing operations exists.

3. Marketable Securities

Investments classified as available for sale are summarized as follows:

	December 31, 2003		
	Cost	Unrealized Gain (Loss)	Market Value
		(In thousands)	
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due within one year	$499,784	$ 44	$499,828
Collateralized mortgage obligations	4,812	(645)	4,167
Total	$504,596	$(601)	$503,995

	December 31, 2002		
	Cost	Unrealized Gain	Market Value
		(In thousands)	
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due within one year	$449,445	$ 20	$449,465
Collateralized mortgage obligations	174,003	4,146	178,149
Total	$623,448	$4,166	$627,614

All of the Company's investments are included as current assets in the Consolidated Balance Sheets in "Marketable securities," representing the investment of cash available for current operations.

Proceeds from maturities and sales of marketable securities and gross realized gains and losses are summarized as follows:

	Year Ended December 31,	
	2003	2002
	(In thousands)	
Proceeds from maturities	$2,075,000	$ 500,000
Proceeds from sales	1,012,164	4,760,922
Gross realized gains	2,860	41,945
Gross realized losses	(9,744)	(5,441)

In November 2003 the requirement for disclosure of investments held-to-maturity or available-for-sale that are impaired at the balance sheet date but for which an "other-than-temporary" loss has not been recognized was announced by the Emerging Issues Task Force ("EITF") under EITF Issue 03-1. At December 31, 2003, the Company held the following impaired investments:

	December 31, 2003		
	Cost	Unrealized Loss	Market Value
		(In thousands)	
Continuous loss position less than 12 months:	$ —	$ —	$ —
Continuous loss position 12 months or more:			
Collateralized mortgage obligations	4,812	(645)	4,167
Total	$4,812	$(645)	$4,167

Collateralized mortgage obligations ("CMOs") at December 31, 2003 consisted solely of one security that has been in a continuous unrealized loss position for 18 months. CMOs consist of a bundle of mortgage backed securities, or in some cases pools of mortgages. Although CMOs have a stated maturity, the full repayment of principal could occur well in advance of that date if many homeowners sell their property, refinance their mortgages, default on their mortgages, or prepay the underlying loans faster than scheduled. This lack of payment certainty is referred to as prepayment risk. The decline in mortgage rates over the past year has accelerated prepayments and has contributed to the decrease in the market value of CMOs.

4. Derivative Financial Instruments

Forward Exchange Contracts

The Company operates internationally, resulting in exposure to foreign exchange risk. This risk is primarily associated with costs payable in foreign currencies for employee compensation and for purchases from foreign suppliers. A technique the Company uses for minimizing its foreign exchange risk involves structuring customer contracts to provide for payment in both the U.S. dollar and the foreign currency. The payment portion denominated in the foreign currency is based on anticipated foreign currency requirements over the contract term. In some instances, when customer contracts cannot be structured to generate a sufficient amount of foreign currency for operating purposes, a foreign exchange forward contract may be used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates.

In June 2002 the Company entered into forward contracts to purchase 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from August 29, 2002 through June 26, 2003 and 3.8 million Australian dollars to be purchased on July 31, 2003. In July 2001 the Company entered into 12 forward contracts to purchase 3.5 million Australian dollars at each month end through July 31, 2002. These forward contracts were derivatives as defined by SFAS No. 133. SFAS No. 133 requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement except that, to the extent the derivative qualifies for hedge accounting, the gains and losses are reflected in income in the same period as offsetting losses and gains on the qualifying hedged positions. SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting. The forward contracts purchased by the Company in 2002 and 2001 did not qualify for hedge accounting. A pre-tax gain of $2.3 million and $1.1 million was recorded in the Consolidated Statements of Operations for the years ended December 31, 2003 and 2002, respectively, in "Other income (expense)." As of December 31, 2003, the Company had satisfied all obligations under these contracts and has not entered into any new forward exchange contracts.

Contingent Interest

The Company's $460.0 million principal amount of 1.5% Debentures which were issued on April 11, 2001, and are due on April 15, 2031, contain a contingent interest provision. The contingent interest component is an embedded derivative as defined by SFAS No. 133 and accordingly must be split from the host instrument and recorded at fair value on the balance sheet. The contingent interest component had no value at issuance or at December 31, 2003 and December 31, 2002.

5. Drilling and Other Property and Equipment

Cost and accumulated depreciation of drilling and other property and equipment are summarized as follows:

	December 31, 2003	December 31, 2002
	(In thousands)	
Drilling rigs and equipment	$ 3,453,219	$ 3,091,892
Construction work-in-progress	21,274	141,247
Land and buildings	15,220	15,035
Office equipment and other	22,080	21,076
Cost	3,511,793	3,269,250
Less accumulated depreciation	(1,253,917)	(1,104,623)
Drilling and other property and equipment, net	$ 2,257,876	$ 2,164,627

Construction work-in-progress at December 31, 2003 consists of costs related to the *Ocean Titan* cantilever conversion project which was completed in January 2004.

In December 2003 the Company sold two of its early second generation semisubmersible drilling rigs, the *Ocean Century* and *Ocean Prospector,* for a total of $750,000 pre-tax. These rigs, had been cold stacked in the Gulf of Mexico since July 1998 and October 1998, respectively, and in September 2003, were written down by $1.6 million to their fair market values of $375,000 each and subsequently retired from service as offshore drilling units.

In July 2003 approximately $175.7 million was reclassified from construction work-in-progress to drilling rigs and equipment upon completion of the significant upgrade of the *Ocean Rover* to high specification capabilities. The upgrade was completed on time and under budget in July 2003 at which time the rig began a drilling program for Murphy Sabah Oil Company, Ltd. offshore Malaysia.

In April 2003 the Company commissioned a study to evaluate the economic lives of its drilling rigs. As a result of this study the Company recorded changes in accounting estimates by increasing the estimated service lives to 25 years for jack-ups and 30 years for semisubmersibles and the Company's drillship and by increasing salvage values to 5% for most of the Company's drilling rigs. The change in estimate was made to better reflect the remaining economic lives and salvage values of the Company's fleet. The effect of this change in accounting estimates resulted in an increase to net income (after-tax) for the year ended December 31, 2003 of $20.4 million, or $0.16 per share. Prior years were not affected.

In March 2003 Diamond Offshore Drilling Limited, a subsidiary of the Company, completed the acquisition of the third-generation semisubmersible drilling rig, *Omega,* renamed *Ocean Patriot,* for $65.0 million. The Company capitalized $63.5 million to drilling rigs and equipment and recorded $1.5 million to rig inventory.

In December 2002 Diamond Offshore Drilling Limited, a subsidiary of the Company, completed the acquisition of the third-generation semisubmersible drilling rig, *West Vanguard,* renamed *Ocean Vanguard,* for $68.5 million. The Company capitalized $67.0 million to drilling rigs and equipment and $1.5 million to rig inventory.

In March 2002 approximately $157.4 million was reclassified from construction work-in-progress to drilling rigs and equipment upon completion of the significant upgrade of the *Ocean Baroness* to high specification capabilities.

6. Goodwill

Goodwill from the merger with Arethusa in 1996 was generated from an excess of the purchase price over the net assets acquired. Prior to January 1, 2002, the Company amortized goodwill on a straight-line basis over 20 years. The Company adopted SFAS No. 142 on January 1, 2002, and, accordingly, suspended amortization of goodwill in 2002.

The Company's net income and earnings per share, adjusted to exclude amortization expense (net of its related tax benefit) for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year Ended December 31,		
	2003	2002	2001
	(In thousands, except per share amounts)		
Net (loss) income as reported	$(48,414)	$62,520	$173,823
Add back: Goodwill amortization (net of tax)	—	—	2,118
Adjusted net (loss) income	$(48,414)	$62,520	$175,941
Basic earnings per share:			
Net (loss) income as reported	$ (0.37)	$ 0.48	$ 1.31
Add back: Goodwill amortization (net of tax)	—	—	0.02
Adjusted net (loss) income	$ (0.37)	$ 0.48	$ 1.33
Diluted earnings per share:			
Net (loss) income as reported	$ (0.37)	$ 0.47	$ 1.26
Add back: Goodwill amortization (net of tax)	—	—	0.01
Adjusted net (loss) income	$ (0.37)	$ 0.47	$ 1.27

For purposes of applying SFAS No. 142, the Company determined that it has one reporting unit to which to assign goodwill. The Company performed the annual goodwill impairment test on December 31, 2003, and determined that the fair value of the reporting unit exceeded its carrying value and, accordingly, no further steps were required for testing goodwill impairment at that time.

There were no recognized intangible assets other than goodwill associated with the Arethusa merger.

During each of the years ended December 31, 2003, 2002 and 2001, an adjustment of $13.6 million was recorded to reduce goodwill before accumulated amortization. The adjustments represent tax benefits not previously recognized for the excess of tax deductible goodwill over the book goodwill amount. The Company will continue to reduce goodwill in future periods as the tax benefits of excess tax goodwill over book goodwill is recognized. Goodwill is expected to be reduced to zero in the fourth quarter of 2004.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31, 2003	December 31, 2002
	(In thousands)	
Personal injury and other claims	$ 7,455	$ 6,815
Payroll and benefits	31,058	29,337
Interest payable	1,537	1,588
Deferred revenue	3,068	3,539
Other	22,499	21,834
Total	$65,617	$63,113

8. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2003	December 31, 2002
	(In thousands)	
Zero coupon convertible debentures	$455,212	$439,688
Convertible senior debentures-1.5%	460,000	460,000
Ocean Alliance lease-leaseback agreement	24,787	35,942
	939,999	935,630
Less: Current maturities	(11,969)	(11,155)
Total	$928,030	$924,475

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2003, are as follows (see discussion following table for a description of the rights that holders of the debentures have to put the securities to the Company):

	(Dollars in thousands)
2004	$ 11,969
2005	12,818
2006	—
2007	—
2008	—
Thereafter	915,212
	939,999
Less: Current maturities	(11,969)
Total	$928,030

Convertible Senior Debentures

The Company's $460.0 million principal amount of 1.5% Debentures that were issued on April 11, 2001 are due April 15, 2031. The 1.5% Debentures are convertible into shares of the Company's common stock at an initial conversion rate of 20.3978 shares per $1,000 principal amount of the 1.5% Debentures, subject to adjustment in certain circumstances. Upon conversion, the Company has the right to deliver cash in lieu of shares of the Company's common stock.

Interest of 1.5% per year on the outstanding principal amount is payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2001. The 1.5% Debentures are unsecured obligations of the Company and rank equally with all of the Company's other unsecured senior indebtedness.

The Company will pay contingent interest to holders of the 1.5% Debentures during any six-month period commencing after April 15, 2008, if the average market price of a 1.5% Debenture for a measurement period preceding such six-month period equals 120% or more of the principal amount of such 1.5% Debenture and the Company pays a regular cash dividend during such six-month period. The contingent interest payable per $1,000 principal amount of 1.5% Debentures, in respect of any quarterly period, will equal 50% of regular cash dividends paid by the Company per share on its common stock during that quarterly period multiplied by the conversion rate. This contingent interest component is an embedded derivative, which had no fair value at issuance or on December 31, 2003 or December 31, 2002.

Holders may require the Company to purchase all or a portion of their 1.5% Debentures on April 15, 2008, at a price equal to 100% of the principal amount of the 1.5% Debentures to be purchased plus accrued and unpaid interest. The Company may choose to pay the purchase price in cash or shares of the Company's common stock or a combination of cash and common stock. In addition, holders may require the Company to purchase, for cash, all or a portion of their 1.5% Debentures upon a change in control (as defined).

The Company may redeem all or a portion of the 1.5% Debentures at any time on or after April 15, 2008, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Zero Coupon Convertible Debentures

The Company's Zero Coupon Debentures issued on June 6, 2000 at a price of $499.60 per $1,000 debenture are due June 6, 2020, which represents a yield to maturity of 3.50% per year. The Company will not pay interest prior to maturity unless it elects to convert the Zero Coupon Debentures to interest-bearing debentures upon the occurrence of certain tax events. The Zero Coupon Debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into the Company's common stock at a fixed conversion rate of 8.6075 shares of common stock per Zero Coupon Debenture, subject to adjustments in certain events. The Zero Coupon Debentures are senior unsecured obligations of the Company.

The Company has the right to redeem the Zero Coupon Debentures, in whole or in part, after June 6, 2005, for a price equal to the issuance price plus accrued original issue discount through the date of redemption. Holders have the right to require the Company to repurchase the Zero Coupon Debentures on the fifth, tenth and fifteenth anniversaries of issuance at the accreted value through the date of repurchase. The Company may pay such repurchase price with either cash or shares of the Company's common stock or a combination of cash and shares of common stock.

The aggregate principal amount at maturity will be $805.0 million assuming no conversions or redemptions occur prior to the maturity date.

Ocean Alliance Lease-Leaseback

The Company entered into a lease-leaseback agreement with a European bank in December 2000. The lease-leaseback agreement provides for the Company to lease the *Ocean Alliance,* one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. Under the agreement, which has a five-year term, the Company is to make five annual payments of $13.7 million. Three of the five annual payments have been made as of December 31, 2003. This financing arrangement has an effective interest rate of 7.13% and is an unsecured subordinated obligation of the Company.

9. Comprehensive (Loss) Income

The income tax effects allocated to the components of other comprehensive (loss) income are as follows:

	Year Ended December 31, 2003		
	Before Tax	Tax Effect	Net-of-Tax
		(In thousands)	
Foreign currency translation loss	$ (443)	$ 155	$ (288)
Unrealized loss on investments:			
Loss arising during 2003	(478)	167	(311)
Reclassification adjustment	(4,289)	1,501	(2,788)
Net unrealized loss	(4,767)	1,668	(3,099)
Other comprehensive loss	$(5,210)	$1,823	$(3,387)

	Year Ended December 31, 2002		
	Before Tax	Tax Effect (In thousands)	Net-of-Tax
Foreign currency translation loss	$(1,043)	$ 365	$ (678)
Minimum pension liability adjustment	4,246	(1,486)	2,760
Unrealized gain on investments:			
Gain arising during 2002	4,166	(1,458)	2,708
Reclassification adjustment	(4,062)	1,422	(2,640)
Net unrealized gain	104	(36)	68
Other comprehensive income	$ 3,307	$(1,157)	$ 2,150

	Year Ended December 31, 2001		
	Before Tax	Tax Effect (In thousands)	Net-of-Tax
Foreign currency translation loss	$ (262)	$ 92	$ (170)
Minimum pension liability adjustment	(4,246)	1,486	(2,760)
Unrealized loss on investments:			
Gain arising during 2001	3,848	(1,347)	2,501
Reclassification adjustment	(4,802)	1,681	(3,121)
Net unrealized loss	(954)	334	(620)
Other comprehensive loss	$(5,462)	$ 1,912	$(3,550)

10. *Commitments and Contingencies*

The Company leases office facilities under operating leases, which expire through the year 2007. Total rent expense amounted to $1.8 million, $1.4 million and $1.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum future rental payments under leases are approximately $1.4 million, $0.3 million, $0.2 million and $32,000 for the years 2004 through 2007, respectively. There are no minimum future rental payments under leases after the year 2007.

The Company is contingently liable as of December 31, 2003, in the amount of $69.0 million under certain performance, bid, customs and export bonds. On the Company's behalf, banks have issued letters of credit securing certain of these bonds. As of December 31, 2002, the Company was contingently liable for these same types of bonds in the amount of $16.1 million.

Various claims have been filed against the Company in the ordinary course of business, including claims by offshore workers alleging personal injuries. In the opinion of management, no pending or threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

11. Financial Instruments

Concentrations of Credit and Market Risk

Financial instruments which potentially subject the Company to significant concentrations of credit or market risk consist primarily of periodic temporary investments of excess cash and trade accounts receivable and investments in debt securities, including treasury inflation-indexed protected bonds and CMO's. The

Company places its temporary excess cash investments in high quality short-term money market instruments through several financial institutions. At times, such investments may be in excess of the insurable limit. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited primarily due to the entities comprising the Company's customer base. Since the market for the Company's services is the offshore oil and gas industry, this customer base consists primarily of major oil companies and independent oil and gas producers. The Company provides allowances for potential credit losses when necessary. No such allowances were deemed necessary for the years presented and, historically, the Company has not experienced significant losses on trade receivables.

All of the Company's investments in debt securities are U.S. government securities or U.S. government-backed with minimal credit risk. However, the Company is exposed to market risk due to price volatility associated with interest rate fluctuations.

Fair Values

The amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, marketable securities, accounts receivable, and accounts payable approximate fair value. Fair values and related carrying values of the Company's debt instruments are shown below:

	Year Ended December 31,			
	2003		2002	
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(In millions)			
Zero Coupon Debentures	$461.6	$455.2	$443.3	$439.7
1.5% Debentures	$420.9	$460.0	$422.2	$460.0
Ocean Alliance Lease-leaseback	$ 26.6	$ 24.8	$ 36.3	$ 35.9

The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies and information available to management as of December 31, 2003 and 2002. Considerable judgment is required in developing these estimates, and accordingly, no assurance can be given that the estimated values are indicative of the amounts that would be realized in a free market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

Cash and cash equivalents — The carrying amounts approximate fair value because of the short maturity of these instruments.

Marketable securities — The fair values of the debt securities, including CMO's, available for sale were based on the quoted closing market prices on December 31, 2003 and 2002.

Accounts receivable and accounts payable — The carrying amounts approximate fair value based on the nature of the instruments.

Long-term debt — The fair value of the Zero Coupon Debentures and the 1.5% Debentures was based on the quoted closing market price on December 31, 2003 and 2002 from brokers of these instruments. The fair value of the *Ocean Alliance* lease-leaseback agreement was based on the present value of estimated future cash flows using a discount rate of 2.08% and 6.62% at December 31, 2003 and 2002, respectively.

12. Related-Party Transactions

The Company and Loews entered into a services agreement which was effective upon consummation of the Common Stock Offering (the "Services Agreement") pursuant to which Loews agreed to continue to perform certain administrative and technical services on behalf of the Company. Such services include personnel, telecommunications, purchasing, internal auditing, accounting, data processing and cash management services, in addition to advice and assistance with respect to preparation of tax returns and obtaining insurance. Under the Services Agreement, the Company is required to reimburse Loews for (i) allocated personnel costs (such as salaries, employee benefits and payroll taxes) of the Loews personnel actually providing such services and (ii) all out-of-pocket expenses related to the provision of such services. The Services Agreement may be terminated at the Company's option upon 30 days' notice to Loews and at the option of Loews upon six months' notice to the Company. In addition, the Company has agreed to indemnify Loews for all claims and damages arising from the provision of services by Loews under the Services Agreement unless due to the gross negligence or willful misconduct of Loews. The Company was charged $0.4 million, $0.3 million and $0.3 million by Loews for these support functions during the years ended December 31, 2003, 2002 and 2001, respectively.

In November 2003 the Company began leasing office space to a subsidiary of Loews, Texas Gas Transmission, LLC. The lease is on a month-to-month basis for $1,380 per month. The Company received $2,760 during the year ended December 31, 2003.

13. Stock Option Plan

The Company's 2000 Stock Option Plan provides for issuance of either incentive stock options or non-qualified stock options to the Company's employees, consultants and non-employee directors. Options may be granted to purchase stock at no less than 100% of the market price of the stock on the date the option is granted. Such plan is reserved for issuance up to 750,000 shares of the Company's common stock, none of which had been issued as of December 31, 2003. Unless otherwise specified by the Board of Directors at the time of the grant, stock options have a maximum term of ten years, subject to earlier termination under certain conditions and vest over four years.

The following table summarizes the stock option activity related to the 2000 Stock Option Plan:

	2003		2002		2001	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, January 1	419,400	$32.13	218,300	$37.68	109,000	$42.83
Granted	173,000	20.23	201,100	26.11	109,300	32.54
Outstanding, December 31	592,400	$28.66	419,400	$32.13	218,300	$37.68
Exercisable, December 31	219,575	$34.20	103,950	$37.71	42,500	$40.13

The following table summarizes information for options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$19.08-$24.60	289,850	8.9 years	$ 20.95	50,988	$ 22.17
$29.20-$33.51	155,450	7.7 years	$ 30.54	63,787	$ 30.97
$35.72-$43.03	147,100	6.3 years	$ 41.85	104,800	$ 42.02

The Company accounts for the 2000 Stock Option Plan in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the options granted under the plan. Had compensation expense for the Company's stock options been recognized based on the fair value of the options at the grant dates, using the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2003	2002	2001
	(In thousands except per share amounts)		
Net (Loss) income as reported	$(48,414)	$62,520	$173,823
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(1,122)	(925)	(677)
Pro forma net (loss) income	$(49,536)	$61,595	$173,146
(Loss) Earnings Per Share of Common Stock:			
As reported	$ (0.37)	$ 0.48	$ 1.31
Pro forma	$ (0.38)	$ 0.47	$ 1.30
(Loss) Earnings Per Share of Common Stock — assuming dilution:			
As reported	$ (0.37)	$ 0.47	$ 1.26
Pro forma	$ (0.38)	$ 0.47	$ 1.26

The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $7.32, $10.59 and $14.60, respectively. The fair value of options granted in 2003, 2002 and 2001 has been estimated at the date of grant using a Binomial Option Pricing Model with the following weighted-average assumptions:

	Year Ended December 31,		
	2003	2002	2001
Risk-free interest rate	3.40%	3.71%	4.52%
Expected life of options			
Employees	7	6	6
Directors	4	4	4
Expected volatility of the Company's stock price	32%	37%	49%
Expected dividend yield	2.09%	2.29%	1.64%

14. Income Taxes

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
U.S. — current	$(36,377)	$ 214	$ 564
Non-U.S. — current	7,341	16,842	11,834
Total current	(29,036)	17,056	12,398
U.S. — deferred	10,071	2,983	60,649
U.S. — deferred to reduce goodwill	13,615	13,615	13,615
Non-U.S. — deferred	(473)	—	—
Total deferred	23,213	16,598	74,264
Total	$ (5,823)	$33,654	$86,662

The difference between actual income tax expense and the tax provision computed by applying the statutory federal income tax rate to income before taxes is attributable to the following:

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Income (loss) before income tax expense (benefit):			
U.S.	$(25,373)	$73,353	$238,134
Non — U.S.	(28,864)	22,821	22,351
Worldwide	$(54,237)	$96,174	$260,485
Expected income tax expense (benefit) at federal statutory rate	$(18,983)	$33,661	$ 91,169
Foreign earnings indefinitely reinvested	8,678	(5,246)	(5,222)
Valuation allowance — foreign tax credits	10,237	—	—
Norwegian tax settlement	—	5,853	—
Reduction of deferred tax liability related to Arethusa goodwill deduction	(3,728)	—	—
Amortization of deferred tax liability related to transfer of drilling rigs to different taxing jurisdictions	(1,757)	—	—
Other	(270)	(614)	715
Income tax (benefit) expense	$ (5,823)	$33,654	$ 86,662

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2003	2002
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 58,320	$ 40,136
Goodwill	13,116	11,499
Alternative minimum tax credit carryforward	5,929	5,929
Worker's compensation and other current accruals(1)	8,879	7,538
Foreign tax credits	48,434	43,036
Other	11,216	8,084
Total deferred tax assets	145,894	116,222
Valuation allowance for foreign tax credits	(10,237)	—
Net deferred tax assets	135,657	116,222
Deferred tax liabilities:		
Depreciation and amortization	(435,600)	(414,490)
Undistributed earnings of non-U.S. subsidiaries	(32,474)	(31,549)
Contingent interest	(22,931)	(13,992)
Non-U.S. deferred taxes	(12,535)	(13,008)
Other	(7,743)	(10,954)
Total deferred tax liabilities	(511,283)	(483,993)
Net deferred tax liability	$(375,626)	$(367,771)

(1) Reflected in "Prepaid expenses and other" in the Company's Consolidated Balance Sheets.

In 2002 the Company formed a Cayman Island corporation, Diamond Offshore International Limited, which is a wholly owned subsidiary of Diamond Offshore Drilling, Inc. Certain of the Company's rigs that operate internationally are now owned and operated, directly or indirectly, by the Cayman Islands subsidiary. Effective January 1, 2003, the Company began to postpone remittance of the earnings from this subsidiary to the U.S. and indefinitely reinvest these earnings internationally. Consequently, no U.S. taxes were provided on these earnings and no U.S. tax benefits were recognized on losses during the year ended 2003. Undistributed losses from subsidiaries (which included its U.K. subsidiaries) for which no U.S. deferred income tax benefit has been made were $26.3 million in 2003.

In 2001 the Company decided to postpone remittance of a portion of the earnings of its U.K. subsidiaries. The Company plans to indefinitely reinvest these earnings internationally and no U.S. taxes were provided on these earnings in 2001 or 2002. Undistributed earnings of the U.K. subsidiaries for which no U.S. deferred income tax provision has been made were $21.1 million in 2002 and $14.9 million in 2001.

The Company's practice prior to 1997 was to reinvest the unremitted earnings of all of its non-U.S. subsidiaries and postpone their remittance indefinitely except for selective dividends between the Company's subsidiaries. Thus, no additional U.S. taxes were provided on such earnings. Undistributed earnings of non-U.S. subsidiaries generated prior to 1997 for which no U.S. deferred income tax provision has been made for possible future remittances totaled approximately $14 million at December 31, 2003. In addition, the Company has negative undistributed earnings of non-U.S. subsidiaries generated prior to 1997 of $37 million at December 31, 2003, for which no deferred tax benefit has been recognized. It is not practicable to estimate the amount of unrecognized U.S. deferred taxes, if any, that might be payable on the actual or deemed remittance of such earnings. On actual remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any.

Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of the Company's subsidiaries, unless realization of the effect is probable in the foreseeable future.

In 2003 a valuation allowance of $10.2 million, which resulted in a charge against earnings, was established for certain of the Company's foreign tax credit carryforwards which will begin to expire in 2006. Although the Company intends to make use of all available tax planning strategies in order to be able to utilize these carryforwards, under the "more likely than not" approach of evaluating the associated deferred tax asset the Company deemed that a valuation allowance was necessary.

During 2003, the Company was able to utilize $93.1 million of net operating losses generated in 2002 through carrybacks to prior year tax returns. As of December 31, 2003, the Company had net operating loss ("NOL") carryforwards of approximately $166.6 million available to offset future taxable income. Approximately $21.5 million of the NOL carryforwards were acquired in 1996 with the Arethusa merger. The utilization of the NOL carryforwards acquired in the Arethusa merger is limited pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). None of the NOL carryforwards acquired from Arethusa were utilized in 2003. The remaining $145.1 million of NOL carryforwards were generated during 2003 and are not subject to a limitation under Code Section 382. The Company expects to fully utilize all of the NOL carryforwards in future taxable years primarily from the future reversal of existing taxable temporary differences. The Company has recognized a tax benefit of $50.8 million related to the tax loss generated in 2003.

The Company has recorded a deferred tax asset of $58.3 million for the benefit of the NOL carryforwards. The NOL carryforwards will expire as follows:

Year	Net Operating Losses	Tax Benefit of Net Operating Losses
	(In millions)	
2008	$ 7.9	$ 2.8
2009	11.2	3.9
2010	2.4	0.8
2023	145.1	50.8
Total	$166.6	$58.3

15. Employee Benefit Plans

Defined Contribution Plans

The Company maintains defined contribution retirement plans for its U.S. , U.K. and third-country national ("TCN") employees. The plan for U.S. employees (the "401k Plan") is designed to qualify under Section 401(k) of the Code. Under the 401k Plan, each participant may elect to defer taxation on a portion of his or her eligible earnings, as defined by the 401k Plan, by directing the Company to withhold a percentage of such earnings. A participating employee may also elect to make after-tax contributions to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. Participants are fully vested immediately upon enrollment in the plan.

For the years ended December 31, 2003, 2002 and 2001, the Company's provision for contributions was $6.9 million, $7.0 million and $6.9 million, respectively.

The plan for U.K. employees provides that the Company contributes amounts equivalent to the employee's contributions generally up to a maximum of 5.25% of the employee's defined compensation per year. The Company's provision for contributions for the years ended December 31, 2003, 2002 and 2001 was $0.7 million, $0.7 million and $0.5 million, respectively.

The plan for the Company's TCN employees was effective April 1, 1998, and is similar to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. For the year ended December 31, 2003, the Company's provision for contributions was $0.7 million, and $0.6 million for the years ended December 31, 2002 and 2001, respectively.

Deferred Compensation and Supplemental Executive Retirement Plan

The Company established its Deferred Compensation and Supplemental Executive Retirement Plan in December 1996. The Company contributes to this plan any portion of the 3.75% of the base salary contribution and the matching contribution to the 401k Plan that cannot be contributed because of the limitations within the Code and because of elective deferrals that the participant makes under the plan. Additionally, the plan provides that participants may defer up to 10% of base compensation and/or up to 100% of any performance bonus. Participants in this plan are a select group of management or highly compensated employees of the Company and are fully vested in all amounts paid into the plan. The Company's provision for contributions for the years ended December 31, 2003, 2002 and 2001 was not material.

Pension Plan

The defined benefit pension plan established by Arethusa effective October 1, 1992 was frozen on April 30, 1996. At that date all participants were deemed fully vested in the plan, which covered substantially all U.S. citizens and U.S. permanent residents who were employed by Arethusa. Benefits are calculated and paid based on an employee's years of credited service and average compensation at the date the plan was frozen using an excess benefit formula integrated with social security covered compensation.

Pension costs are determined actuarially and at a minimum funded as required by the Code. During 2003 and 2002, the Company made voluntary contributions to the plan of $0.5 million and $3.7 million, respectively. As a result of freezing the plan, no service cost has been accrued for the years presented.

The Company uses a September 30 measurement date for the plan.

The following provides a reconciliation of benefit obligations:

	September 30, 2003	September 30, 2002
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$14,935	$13,932
Interest cost	992	962
Actuarial gain	1,217	556
Benefits paid	(541)	(515)
Benefit obligation at end of year	$16,603	$14,935
Change in plan assets:		
Fair value of plan assets at beginning of year	$15,093	$13,077
Actual return (loss) on plan assets	1,624	(1,164)
Contributions	450	3,695
Benefits paid	(541)	(515)
Fair value of plan assets at end of year	$16,626	$15,093
Funded status	$ 23	$ 158
Unrecognized net actuarial loss	7,572	6,989
Net amount recognized	$ 7,595	$ 7,147

Amounts recognized in the Consolidated Balance Sheets consisted of prepaid benefit cost as follows:

	September 30, 2003	September 30, 2002
	(In thousands)	
Prepaid benefit cost	$7,595	$7,147

The accumulated benefit obligation was as follows:

	September 30, 2003	September 30, 2002
	(In thousands)	
Accumulated benefit obligation	$16,603	$14,935

Weighted-average assumptions used to determine benefit obligations were:

	September 30, 2003	September 30, 2002
Discount rate	6.25%	6.75%
Expected long-term rate	8.50%	8.50%

The long-term rate of return for plan assets is determined based on widely accepted capital market principles, long-term return analysis for global fixed income and equity markets as well as the active total return oriented portfolio management style. Long-term trends are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies, in order to assess the capital market assumptions as applied to the plan. Consideration of diversification needs and rebalancing is maintained.

Components of net periodic benefit costs were as follows:

	September 30, 2003	2002	2001
	(In thousands)		
Interest cost	$ 993	$ (962)	$ 934
Expected return on plan assets	(1,263)	1,159	(1,311)
Amortization of unrecognized loss	273	(135)	—
Net periodic pension benefit income	$ 3	$ 62	$ (377)

Weighted-average assumptions used to determine net periodic benefit costs were:

	September 30, 2003	2002	2001
Discount rate	6.75%	7.00%	7.50%
Expected long-term rate	8.50%	9.00%	9.00%

The weighted-average asset allocation for the Company's pension plan by asset category is as follows:

	September 30, 2003	2002
Equity securities	42%	35%
Debt securities	24%	—
Money market fund	34%	64%
Other	—	1%

The Company employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, may be used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The plan assets at September 30, 2003 and 2002, do not include any securities of the Company.

The Company does not expect to make a contribution to its pension plan in 2004.

16. Segments and Geographic Area Analysis

The Company manages its business on the basis of one reportable segment, contract drilling of offshore oil and gas wells. Although the Company provides contract drilling services from different types of offshore drilling rigs and provides such services in many geographic locations, these operations have been aggregated into one reportable segment based on the similarity of economic characteristics among all divisions and locations, including the nature of services provided and the type of customers of such services.

Similar Services

Revenues from external customers for contract drilling and similar services by equipment-type are listed below (eliminations offset dayrate revenues earned when the Company's rigs are utilized in its integrated services):

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
High Specification Floaters	$290,844	$291,848	$326,835
Other Semisubmersibles	260,267	317,342	377,715
Jack-ups	97,774	99,360	174,498
Integrated Services	1,189	14,068	7,779
Other	2,257	5,161	547
Eliminations	(233)	(3,566)	(2,025)
Total Contract Drilling Revenues	652,098	724,213	885,349
Revenues Related to Reimbursable Expenses	28,843	28,348	38,951
Total Revenues	$680,941	$752,561	$924,300

Geographic Areas

At December 31, 2003, the Company had drilling rigs located offshore nine countries outside of the United States. As a result, the Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. Revenues by geographic area are presented by attributing revenues to the individual country where the services were performed.

	Year Ended December 31,		
	2003	2002	2001
		(In thousands)	
Revenues from unaffiliated customers:			
United States	$329,535	$334,696	$579,853
Foreign:			
Europe/Africa	47,605	99,787	72,883
South America	152,348	170,438	180,759
Australia/Southeast Asia	114,580	147,640	90,805
Mexico	36,873	—	—
	351,406	417,865	344,447
Total	$680,941	$752,561	$924,300

An individual foreign country may, from time to time, contribute a material percentage of the Company's total revenues from unaffiliated customers. For the years ended December 31, 2003, 2002 and 2001, individual countries that contributed 5% or more of the Company's total revenues from unaffiliated customers are listed below.

	Year Ended December 31,		
	2003	2002	2001
Brazil	22.4%	22.7%	19.6%
Indonesia	6.8%	2.1%	2.1%
Mexico	5.4%	—	—
United Kingdom	5.2%	10.0%	6.6%

Long-lived tangible assets located in the United States and all foreign countries in which the Company holds assets as of December 31, 2003, 2002 and 2001 are listed below. A substantial portion of the Company's assets are mobile, therefore asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

	December 31,	
	2003	2002
	(In thousands)	
Drilling and other property and equipment, net:		
United States	$1,126,932	$1,243,253
Foreign:		
South America	283,242	330,700
Europe/Africa	202,111	176,755
Australia/Southeast Asia	487,012	413,919
Mexico	158,579	—
	1,130,944	921,374
Total	$2,257,876	$2,164,627

Besides the United States, Brazil is currently the only country with a material concentration of the Company's assets. Approximately 12.5% and 15.3% of the Company's total drilling and other property and equipment were located in or offshore Brazil as of December 31, 2003 and 2002, respectively.

Major Customers

The Company's customer base includes major and independent oil and gas companies and government-owned oil companies. Revenues from major customers for the periods presented that contributed more than 10% of the Company's total revenues as follows:

	Year Ended December 31,		
Customer	2003	2002	2001
Petróleo Brasileiro S. A.	20.3%	19.0%	17.3%
BP	11.9%	18.9%	21.8%
Murphy Exploration & Production Company	6.3%	10.4%	1.4%

17. Unaudited Quarterly Financial Data

Unaudited summarized financial data by quarter for the years ended December 31, 2003 and 2002 is shown below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2003				
Revenues	$146,149	$163,200	$183,907	$187,685
Operating (loss) income	(27,735)	(16,641)	(3,181)	9,234
(Loss) income before income tax expense	(27,473)	(18,463)	(13,190)	4,889
Net (loss) income	(21,566)	(16,687)	(11,463)	1,302
Net (loss) income per share:				
Basic	$ (0.17)	$ (0.13)	$ (0.09)	$ 0.01
Diluted	$ (0.17)	$ (0.13)	$ (0.09)	$ 0.01
2002				
Revenues	$201,550	$187,787	$180,183	$183,041
Operating income	24,078	8,198	9,527	10,181
Income before income tax expense	32,502	18,571	31,513	13,588
Net income	22,558	11,962	21,704	6,296
Net income per share:				
Basic	$ 0.17	$ 0.09	$ 0.17	$ 0.09
Diluted	$ 0.17	$ 0.09	$ 0.16	$ 0.09

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

Not applicable.

Item 9A. ***Controls and Procedures.***

The Company's management formed a disclosure controls and procedures committee (the "Disclosure Committee") in 2002. The purpose and responsibility of the Disclosure Committee is to coordinate and review the process by which information is recorded, processed, summarized and reported on a timely basis as required to be disclosed by the Company in its reports filed, furnished or submitted under the Exchange Act. In addition, the Disclosure Committee is responsible for ensuring that this information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Based upon their evaluation, as of the end of the period covered by this report, of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are adequate to ensure that information the Company is required to disclose in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Changes in Internal Controls

In connection with such evaluation, no change was identified in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Reference is made to the information responsive to Items 10, 11, 12, 13 and 14 of this Part III contained in the Company's definitive proxy statement for its 2004 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 10. ***Directors and Executive Officers of the Registrant.***

Item 11. ***Executive Compensation.***

Item 12. ***Security Ownership of Certain Beneficial Owners and Management.***

Item 13. ***Certain Relationships and Related Transactions.***

Item 14. ***Principal Accountant Fees and Services.***

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K.***

(a) *Index to Financial Statements, Financial Statement Schedules and Exhibits*

(1) *Financial Statements*

(2) *Financial Statement Schedules*

No schedules have been included herein because the information required to be submitted has been included in the Company's Consolidated Financial Statements or the notes thereto or the required information is inapplicable.

See the Index of Exhibits for a list of those exhibits filed herewith, which index also includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K by Item 601 of Regulation S-K.

(b) *Reports on Form 8-K*

The Company made the following reports on Form 8-K during the fourth quarter of fiscal year 2003:

Date of Report	Description of Report
October 14, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)
October 16, 2003	Item 12 Results of Operations and Financial Condition For the fiscal quarter ended September 30, 2003 (Furnished, not filed)
October 28, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)
November 12, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)
November 25, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)
December 9, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)
December 22, 2003	Item 9 Regulation FD disclosure (Furnished, not filed)

(c) *Index of Exhibits*

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
4.1	Indenture, dated as of February 4, 1997, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

Exhibit No.	Description
4.2	Second Supplemental Indenture, dated as of June 6, 2000, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
4.3	Third Supplemental Indenture, dated as of April 11, 2001, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
10.1	Registration Rights Agreement (the "Registration Rights Agreement") dated October 16, 1995 between Loews and the Company (incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.2	Amendment to the Registration Rights Agreement, dated September 16, 1997, between Loews and the Company (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.3	Services Agreement, dated October 16, 1995, between Loews and the Company (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.4†	Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan effective December 17, 1996 (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.5†	First Amendment to Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan dated March 18, 1998 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.6†*	Second Amendment to Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan dated January 1, 2003.
10.7†	Diamond Offshore Management Bonus Program, as amended and restated, and dated as of December 31, 1997 (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.8	Registration Rights Agreement, dated June 6, 2000, between the Company and Credit Suisse First Boston Corporation (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
10.9†	2000 Stock Option Plan (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.10	Registration Rights Agreement, dated April 11, 2001, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
12.1*	Statement re Computation of Ratios.
21.1*	List of Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche LLP.
24.1*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification of the Chief Financial Officer.
32.1*	Section 1350 Certification of the Chief Executive Officer.
32.2*	Section 1350 Certification of the Chief Financial Officer.

* Filed or furnished herewith.

† Management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2004.

DIAMOND OFFSHORE DRILLING, INC.

By: /s/ GARY T. KRENEK

Gary T. Krenek

Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES S. TISCH* James S. Tisch	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 1, 2004
/s/ LAWRENCE R. DICKERSON* Lawrence R. Dickerson	President, Chief Operating Officer and Director	March 1, 2004
/s/ GARY T. KRENEK* Gary T. Krenek	Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2004
/s/ BETH G. GORDON* Beth G. Gordon	Controller (Principal Accounting Officer)	March 1, 2004
/s/ ALAN R. BATKIN* Alan R. Batkin	Director	March 1, 2004
/s/ HERBERT C. HOFMANN* Herbert C. Hofmann	Director	March 1, 2004
/s/ ARTHUR L. REBELL* Arthur L. Rebell	Director	March 1, 2004
/s/ RAYMOND S. TROUBH* Raymond S. Troubh	Director	March 1, 2004
/s/ CHARLES L. FABRIKANT* Charles L. Fabrikant	Director	March 1, 2004

*By: /s/ WILLIAM C. LONG

William C. Long

Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
4.1	Indenture, dated as of February 4, 1997, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
4.2	Second Supplemental Indenture, dated as of June 6, 2000, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
4.3	Third Supplemental Indenture, dated as of April 11, 2001, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
10.1	Registration Rights Agreement (the "Registration Rights Agreement") dated October 16, 1995 between Loews and the Company (incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.2	Amendment to the Registration Rights Agreement, dated September 16, 1997, between Loews and the Company (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.3	Services Agreement, dated October 16, 1995, between Loews and the Company (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.4†	Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan effective December 17, 1996 (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.5†	First Amendment to Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan dated March 18, 1998 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.6†*	Second Amendment to Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan dated January 1, 2003.
10.7†	Diamond Offshore Management Bonus Program, as amended and restated, and dated as of December 31, 1997 (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997) (SEC File No. 1-139261).
10.8	Registration Rights Agreement, dated June 6, 2000, between the Company and Credit Suisse First Boston Corporation (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
10.9†	2000 Stock Option Plan (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.10	Registration Rights Agreement, dated April 11, 2001, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
12.1*	Statement re Computation of Ratios.
21.1*	List of Subsidiaries of the Company.
23.1*	Consent of Deloitte & Touche LLP.
24.1*	Powers of Attorney.
31.1*	Rule 13a-14(a) Certification of the Chief Executive Officer.

Exhibit No.	Description
31.2*	Rule 13a-14(a) Certification of the Chief Financial Officer.
32.1*	Section 1350 Certification of the Chief Executive Officer.
32.2*	Section 1350 Certification of the Chief Financial Officer.

* Filed or furnished herewith.

† Management contracts or compensatory plans or arrangements.

Corporate Information

Board of Directors

James S. Tisch
Chairman of the Board and
Chief Executive Officer
Diamond Offshore Drilling, Inc.
Chief Executive Officer
Loews Corporation

Lawrence R. Dickerson
President and
Chief Operating Officer
Diamond Offshore Drilling, Inc.

Herbert C. Hofmann
Senior Vice President
Loews Corporation

Arthur L. Rebell
Senior Vice President
Loews Corporation

Alan Batkin
Kissinger Associates, Inc.

Charles L. Fabrikant
SEACOR SMIT Inc.

Raymond S. Troubh
Financial Consultant

Executive Officers

James S. Tisch
Chairman of the Board and
Chief Executive Officer

Lawrence R. Dickerson
President and
Chief Operating Officer

David W. Williams
Executive Vice President

Rodney W. Eads
Senior Vice President –
Worldwide Operations

John L. Gabriel
Senior Vice President –
Contracts and Marketing

John M. Vecchio
Senior Vice President –
Technical Services

Gary T. Krenek
Vice President and
Chief Financial Officer

William C. Long
Vice President, General Counsel
and Secretary

Beth G. Gordon
Controller

Senior Management

Mark F. Baudoin
Vice President –
Administration and
Operations Support

Robert G. Blair
Vice President –
Contracts and Marketing

R. Lynn Charles
Vice President –
Human Resources

Lyndol L. Dew
Vice President –
North America Operations

Stephen G. Elwood
Vice President – Tax

Vance T. Greene
Vice President –
Contracts and Marketing

Glen E. Merrifield
Vice President –
Operations
(Management Systems)

Steven A. Nelson
Vice President –
International Operations

Morrison R. Plaisance
Vice President –
Operations Support

Karl S. Sellers
Vice President –
Technical Services

Bodley P. Thornton
Vice President – Marketing

Lester L. Thomas
Treasurer

Corporate Headquarters

15415 Katy Freeway
Houston, TX 77094
(281) 492-5300
www.diamondoffshore.com

Investor Relations

Lester F. Van Dyke
Director, Investor Relations
15415 Katy Freeway
Houston, TX 77094
(281) 492-5393

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at The Regency Hotel, 540 Park Avenue, New York, NY 10021 on Tuesday, May 18, 2004 at 11:30 a.m. local time

Transfer Agent and Registrar

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ
07660-2104
(800) 635-9270
www.mellon-investor.com

Stock Exchange Listing

New York Stock Exchange

Trading Symbol

"DO"

Independent Auditors

Deloitte & Touche LLP

Diamond Offshore

15415 Katy Freeway
Houston, Texas 77094
(281) 492-5300

www.diamondoffshore.com